Exhibit 99.2

Financial Report for the Three and Nine Months Ended September 30, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following is a discussion of our financial condition and results of operations for the three and nine-month periods ended September 30, 2019 and September 30, 2020. Unless otherwise specified herein, references to “GasLog”, the “Company”, the “Group”, “we”, “our” or “us” shall include GasLog Ltd. and its subsidiaries. You should read this section in conjunction with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 6, 2020. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. See also discussion in the section entitled “Forward-Looking Statements” below.

Forward-Looking Statements

All statements in this report that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to, future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•	general LNG shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, including geopolitical events, technological advancements and opportunities for the profitable operations of LNG carriers;
•	fluctuations in charter hire rates, vessel utilization and vessel values;
•	increased exposure to the spot market and fluctuations in spot charter rates;
•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact our ability to secure employment for such vessels as well as the rate at which we can charter such vessels;
•	changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;
•	number of off-hire days and dry-docking requirements, including our ability to complete scheduled dry-dockings on time and within budget;
•	planned capital expenditures and availability of capital resources to fund capital expenditures;
•	our ability to maintain long-term relationships and enter into time charters with new and existing customers;
•	disruption to the LNG, LNG shipping and financial markets caused by global shutdown as a result of the COVID-19 pandemic;
•	fluctuations in prices for crude oil, petroleum products and natural gas;
•	changes in the ownership of our charterers;
•	our customers’ performance of their obligations under our time charters and other contracts;
•	our future operating performance and expenses, financial condition, liquidity and cash available for dividends and distributions;
•	our ability to obtain debt and equity financing on acceptable terms to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our restrictive covenants and other obligations under our credit facilities;
•	future, pending or recent acquisitions of or orders for ships or other assets, business strategy, areas of possible expansion and expected capital spending;
•	the time that it may take to construct and deliver newbuildings and the useful lives of our ships;
•	fluctuations in currencies and interest rates;
•	the expected cost of and our ability to comply with environmental and regulatory conditions, including with respect to emissions of air pollutants and greenhouse gases, as well as future changes in such requirements or other actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;
•	risks inherent in ship operation, including the discharge of pollutants;
•	the impact of environmental liabilities on us and the shipping industry, including climate change;
•	our ability to retain key employees and the availability of skilled labour, ship crews and management;
•	potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists;
•	potential liability from future litigation;
•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event; and
•	other risks and uncertainties described in the Company’s Annual Report on Form 20-F filed with the SEC on March 6, 2020 and Quarterly Reports on Form 6-K filed with the SEC on May 7, 2020 and August 5, 2020 and available at http://www.sec.gov.

The declaration and payment of dividends are at all times subject to the discretion of our board of directors and will depend on, amongst other

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things, risks and uncertainties described above, restrictions in our credit and sale-and-leaseback facilities, the provisions of Bermuda law and such other factors as our board of directors may deem relevant.

We undertake no obligation to update or revise any forward-looking statements contained in this report, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

However, given the current uncertainty in relation to COVID-19 and in an effort to facilitate robust disclosure, we have identified the following risks and uncertainties or updated the risk factors described in the Company’s Annual Report on Form 20-F filed with the SEC on March 6, 2020 and the Quarterly Reports on Form 6-K filed with the SEC on May 7, 2020 and August 5, 2020.

Failure to control the outbreak of the COVID-19 virus is negatively affecting the global economy, energy demand and our business.

The COVID-19 virus outbreak has introduced uncertainty in a number of areas of our business, including operational, commercial, administrative and financial activities. It has also negatively impacted, and may continue to impact negatively, global economic activity and demand for energy including LNG. As a result of significantly lower demand for oil and refined products and the failure of the principal producers of oil to reduce production in line with the fall in demand, oil prices have fallen by approximately 40% since the end of 2019. Natural gas prices in the primary European and Asian markets for LNG have fallen to an even greater extent, although they have recently partially recovered. Together with reduced economic activity as a result of the COVID-19 virus, the decline in oil and gas prices disincentivized trading of LNG and reduced the demand for LNG carriers in the first half of 2020. Although the LNG market has recently improved and remains on a positive trend, this improvement may not be sustainable in the long term. In the financial markets, the virus, and the responses of governments around the world to manage the impact of the virus, have led to lower interest rates and extreme volatility in the prices of equities, bonds, commodities and their respective derivatives. Our share price has declined significantly this year, due in part to the impact of the COVID-19 virus. Record low interest rates and exchange rates, especially the U.S. dollar/Norwegian Kroner exchange rate, have required us to post $48.3 million of cash collateral against our current marked-to-market derivative liabilities. The ongoing spread of the COVID-19 virus may negatively affect our business and operations, including our newbuildings under construction in South Korea, the health of our crews and the availability of our fleet, particularly if crew members contract COVID-19, as well as our financial position and prospects. A future reduction in LNG demand and new closure of, or restricted access to, ports and terminals in regions affected by the virus may lead to reduced future chartering activity and, in the extreme, an inability of our charterers to meet their obligations under the terms of their term charters. Furthermore, we may be unable to secure charters for our vessels at rates that are sufficient to meet our financial obligations, particularly for the vessels that are coming off charter in the next twelve months (the GasLog Salem in March 2021 for GasLog and the Methane Heather Sally in December 2020, the GasLog Seattle and the Solaris in June 2021 for GasLog Partners LP (“GasLog Partners” or the “Partnership”)). We have eight vessels in the spot market, and these vessels are currently experiencing reduced spot charter rates and demand compared to their initial long-term charters. Continued exposure to the spot market or extended periods of idle time between charters could adversely affect our future liquidity, results of operations and cash flows. Failure to control the spread of the virus could significantly impact economic activity and demand for LNG and LNG shipping which could further negatively affect our business, financial condition and results of operations. Should the COVID-19 pandemic continue to negatively impact market rates in the long-term, there would be a significant negative impact on our liquidity and financial condition, as well as the future carrying values of our vessels could be further affected due to a potential unfavorable permanent impact in the key assumptions, such as the estimates of future charter rates for non-contracted revenue days and the discount rate in our future impairment assessments.

Although we have taken extensive measures to limit the impact of COVID-19 on business continuity, including implementation of a “work from home” policy for shore-based employees, as required depending on each location and the commencement of select rotations of offshore personnel where possible, giving effect to local restrictions on the movement of offshore staff, these may not be sufficient to protect our business against the impact of COVID-19.

In 2021, six of our vessels are scheduled to be dry-docked. The dry-dockings for two of these vessels will be longer and more costly than normal as a result of the need to install ballast water treatment systems (“BWTS”) on each vessel in order to comply with regulatory requirements. Any delay or cost overrun of the dry-docking could have a material adverse effect on our business, results of operations and financial condition.

Dry-dockings of our vessels require significant expenditures and result in loss of revenue as our vessels are off-hire during such period. Any significant increase in either the number of off-hire days or in the costs of any repairs or investments carried out during the dry-docking period could have a material adverse effect on our profitability and our cash flows. Given the potential for unforeseen issues arising during dry-docking, we may not be able to predict accurately the time required to dry-dock any of our vessels. In 2021, two of the dry-dockings will be longer and more costly than normal as a result of the need to install BWTS on each vessel in order to comply with regulatory requirements. Furthermore, the COVID-19 virus, and implementation of additional “stop work” orders in Singapore, may impact the availability of dry-dock yard slots and our ability to source the required personnel and equipment. If more than one of our ships is required to be out of service at the same time, or if a ship is dry-docked longer than expected or if the cost of repairs is greater than budgeted, our results of operations and cash flows could be adversely affected. The upcoming dry-dockings of our vessels are expected to be carried out in 2021 (six vessels) and 2023 (eight vessels).

Our ability to raise capital to repay or refinance our debt obligations or to fund our maintenance or growth capital expenditures will depend on certain financial, business and other factors, many of which are beyond our control. The COVID-19 virus has had a significant impact on all financial markets, including the prices and the volatility of equities, bonds, commodities, interest rates and foreign exchange rates and their associated derivatives, and the availability and cost of liquidity in the bank credit markets. The recent significant fall in the value of our common shares may make it difficult or impossible for us to access the equity or equity-linked capital markets. The recent fall in U.S. interest rates and the depreciation of the Norwegian Kroner against the U.S. dollar, has required us to post significant cash collateral against our current marked-to-market derivative liabilities. To the extent that we are unable to finance these obligations and expenditures with cash from operations or incremental bank loans or by issuing debt or equity securities, our liquidity will be reduced and our financial leverage may increase. Our business may be adversely affected if we need to access sources of funding which are more expensive and/or more restrictive.

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To fund our existing and future debt obligations and capital expenditures and any future growth, we will be required to use cash from operations, incur borrowings, and/or seek to access other financing sources including the capital markets. Our access to potential funding sources and future financial and operating performance will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control. The COVID-19 virus is having a significant negative impact on global financial markets. If we are unable to access the capital markets or raise additional bank financing or generate sufficient cash flow to meet our debt, capital expenditure, minimum liquidity and other business requirements, we may be forced to take actions such as:

•	seeking waivers or consents from our creditors;

•	restructuring our debt

•	seeking additional debt or equity capital;

•	selling assets;

•	reducing, delaying or cancelling business activities, acquisitions, investments or capital expenditures; or

•	seeking bankruptcy protection.

Such measures might not be successful, available on acceptable terms or enable us to meet our debt, capital expenditure and other obligations. Some of these measures may adversely affect our business and reputation. In addition, our financing agreements may restrict our ability to implement some of these measures. Our ability to obtain bank financing or to access the capital markets may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions. Following the recent significant fall in the value of our common shares, we may not be able to access the equity or equity-linked capital markets. Even if we are successful in obtaining the necessary funds, the terms of such financings could limit our ability to operate our business as currently conducted. In addition, incurring additional debt may significantly increase our interest expense and financial leverage. Despite the recent refinancing of the Group's debt maturities due in 2021, the $36.0 million private placement as well as the sale and leaseback transaction we concluded in October 2020, our liquidity position could be challenged in the future, and we may need to raise additional equity in order to remain in compliance with the financial covenants within our loan and bond facilities.

Recent Developments

COVID-19 Update

Operational update

GasLog’s focus continues to be on ensuring the health and safety of our employees while providing safe and reliable operations for our customers.

·	All onshore locations have returned to a “work from home” policy in accordance with local guidelines and regulations;
·	Crew changes continue to be planned at every opportunity. During the third quarter of 2020 nearly 1,000 crew members rotated compared with approximately 300 during the second quarter of 2020; and
·	As a result of these measures, and the dedication of employees onshore and aboard our vessels, 100% of our fleet continues to be available for commercial use.

Commercial update

COVID-19 placed downward pressure on economic activity and energy demand during the third quarter and there remains significant uncertainty regarding near-term future LNG demand and, therefore, LNG shipping requirements.

·	The Group’s charter coverage for the fourth quarter of 2020 is 95%, based on signed contracts as of November 10, 2020;
·	The combined impact of COVID-19 and normal seasonality has led to greater volatility in spot rates; and
·	The utilization and earnings of our vessels trading in the spot market are currently materially lower than their earnings under their initial multi-year charters.

Financial update

COVID-19 has had a sustained impact on global capital and bank credit markets, affecting access, timing and cost of capital.

·	Notwithstanding COVID-19, we have refinanced the Group’s debt maturities due in 2021 with four new credit facilities representing a total of approximately $1.1 billion, strengthening the balance sheet and delivering $30.2 million of incremental liquidity to the Group.;
·	We have completed the sale-and-leaseback of the GasLog Hong Kong, with CMB Financial Leasing Co. Ltd. (“CMBFL”), releasing $26.4 million of incremental liquidity to GasLog; and
·	Following recent amendments with several counterparties to our interest rate swap agreements as well as strengthening of the Norwegian Kroner versus the U.S Dollar since late March, our cash collateral with respect to our interest rate and cross-currency swap agreements was $48.3 million as of September 30, 2020, and $33.5 million as of November 6, 2020, down from $71.1 million as of June 30, 2020 and $81.2 million as of March 31, 2020;

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Delivery of the GasLog Westminster

On July 15, 2020, GasLog took delivery of the GasLog Westminster, a 180,000 cubic meter (“cbm”) LNG carrier with dual fuel medium speed propulsion (“X-DF”) constructed by Samsung. Despite the disruption in South Korea caused by the COVID-19 outbreak, the vessel was delivered on time and on budget. Upon delivery, the vessel immediately commenced its seven-year charter with a wholly-owned subsidiary of Centrica plc. (“Centrica”).

Dividend Declarations

On September 16, 2020, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share, or $2.5 million in the aggregate, payable on October 1, 2020 to holders of record as of September 30, 2020. GasLog paid the declared dividend to the transfer agent on October 1, 2020.

On November 9, 2020, the board of directors declared a quarterly cash dividend of $0.05 per common share, or $4.0 million in the aggregate, payable on November 30, 2020 to shareholders of record as of November 20, 2020.

Share/Unit Repurchase Programme

On November 28, 2018, the Company announced that its board of directors had approved a share repurchase programme of up to $50.0 million of the Company’s common shares, covering the period from January 1, 2019 to December 31, 2021. In the nine months ended September 30, 2020, 323,919 shares have been acquired at a total cost of $2.0 million and are included in treasury shares. The average cost of the repurchase was $6.17 per share inclusive of all fees and commissions.

On February 5, 2020, the board of directors of GasLog Partners authorized a renewal of the Partnership’s unit repurchase programme, taking the total authority outstanding under the programme to $25.0 million which may be utilized from February 10, 2020 to December 31, 2021. In the nine months ended September 30, 2020, GasLog Partners repurchased and cancelled 191,490 of the Partnership’s common units at a weighted average price of $5.18 per common unit for a total amount of $1.0 million, including commissions.

Alexandroupolis Project Update

On November 4, 2020, Gastrade S.A. (“Gastrade”) announced the signing of the agreement of the acquisition of 20% of its share capital by DESFA S.A. (“DESFA”), the operator of the National Natural Gas Transmission System in Greece. Through this participation Gastrade expects to gain additional expertise in managing and operating gas infrastructure and to maximize the synergies between the existing DESFA assets and the Alexandroupolis LNG Terminal, which together will strengthen the gas supply and offer energy independence in Greece and the Southeast European region.

Overview

We are an international owner, operator and manager of LNG carriers. Our wholly-owned fleet as of November 10, 2020, consists of 18 LNG carriers, including 14 ships in operation and four LNG carriers on order at Samsung. GasLog is also the general and controlling partner in GasLog Partners, a publicly traded master limited partnership, which owns 15 LNG carriers. In addition, GasLog has leased back under a bareboat charter one vessel sold to Lepta Shipping Co., Ltd. (“Lepta Shipping”), a subsidiary of Mitsui & Co., Ltd. (“Mitsui”) in February 2016, for a period of up to 20 years. In addition, on October 21, 2020, GasLog leased back under a bareboat charter the GasLog Hong Kong which was sold to Sea 190 Leasing Co. Limited., (“Sea 190 Leasing”) an indirectly owned subsidiary of CMBFL, for a period of twelve years. GasLog has the option to repurchase the vessel on pre-agreed terms no earlier than the end of year ten and no later than the end of year 17 of the bareboat charter. We currently manage and operate 31 LNG carriers including our 14 wholly-owned ships in operation, 14 of the 15 ships contributed or sold to the Partnership (the other one is managed by a subsidiary of Royal Dutch Shell plc (“Shell”)), the two bareboat vessels and one LNG carrier owned by an entity in which we have a 25% interest. We are also supervising the construction of our newbuildings.

We have a 25% interest in a vessel, the Methane Nile Eagle, a 2007-built LNG carrier owned by Egypt LNG Shipping Ltd. (“Egypt LNG”) and technically managed by us. It is currently operating under a 20-year time charter to a subsidiary of Shell.

We generate revenues by chartering our ships to customers on multi-year time charters and spot/short-term charters and by providing technical ship management services, including crewing, training, maintenance, regulatory and classification compliance and health, safety, security and environmental (“HSSE”) management and reporting through our wholly-owned subsidiary GasLog LNG Services Ltd.

Fleet Update

Owned Fleet

As of November 10, 2020, our wholly-owned fleet consisted of the following vessels:

			Cargo
		Year	Capacity			Charter	Optional
Vessel Name		Built	(cbm)	Charterer	Propulsion	Expiration(1)	Period(2)
1	Methane Lydon Volney	2006	145,000	Spot Market	Steam	—	—
2	GasLog Chelsea	2010	153,600	Spot Market	TFDE	—	—
3	GasLog Savannah	2010	155,000	Spot Market	TFDE	—	—
4	GasLog Skagen	2013	155,000	Spot Market	TFDE	—	—
5	GasLog Saratoga	2014	155,000	Spot Market	TFDE	—	—
6	GasLog Salem	2015	155,000	Gunvor(3)	TFDE	March 2021	—
7	GasLog Warsaw	2019	180,000	Cheniere(4) Endesa(5)	X-DF	May 2021 May 2029	2035-2041

8	GasLog Genoa	2018	174,000	Shell	X-DF	March 2027	2030-2033
9	GasLog Windsor	2020	180,000	Centrica	X-DF	April 2027	2029-2033
10	GasLog Westminster	2020	180,000	Centrica	X-DF	July 2027	2029-2033
11	GasLog Houston	2018	174,000	Shell	X-DF	May 2028	2031-2034
12	GasLog Gladstone	2019	174,000	Shell	X-DF	January 2029	2032-2035
13	GasLog Singapore	2010	155,000	Spot Market Sinolam LNG (6)	TFDE	— April 2031	——
14	GasLog Wales	2020	180,000	JERA	X-DF	March 2032	2035-2038

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As of November 10, 2020, the Partnership’s fleet consisted of the following vessels:

			Cargo
		Year	Capacity			Charter	Optional
Vessel Name		Built	(cbm)	Charterer	Propulsion	Expiration(1)	Period(2)
1	Methane Rita Andrea	2006	145,000	Spot Market	Steam	—	—
2	GasLog Sydney	2013	155,000	Spot Market	TFDE	—	—
3	Methane Jane Elizabeth	2006	145,000	Trafigura(7)	Steam	December 2020	—
4	Methane Heather Sally	2007	145,000	Shell	Steam	December 2020	—
5	GasLog Seattle	2013	155,000	Shell	TFDE	June 2021	—
6	Solaris	2014	155,000	Shell	TFDE	June 2021	—
7	GasLog Santiago	2013	155,000	Trafigura	TFDE	December 2021	2022-2028
8	Methane Shirley Elisabeth	2007	145,000	JOVO(8)	Steam	August 2022	—
9	GasLog Shanghai	2013	155,000	Gunvor(3)	TFDE	November 2022	—
10	GasLog Geneva	2016	174,000	Shell	TFDE	September 2023	2028-2031
11	Methane Alison Victoria	2007	145,000	CNTIC VPower(9)	Steam	October 2023	2024–2025
12	GasLog Gibraltar	2016	174,000	Shell	TFDE	October 2023	2028-2031
13	Methane Becki Anne	2010	170,000	Shell	TFDE	March 2024	2027-2029
14	GasLog Greece	2016	174,000	Shell	TFDE	March 2026	2031
15	GasLog Glasgow	2016	174,000	Shell	TFDE	June 2026	2031

Bareboat Vessels

			Cargo
		Year	Capacity			Charter	Optional
Vessel Name		Built	(cbm)	Charterer	Propulsion	Expiration(1)	Period(2)
1	Methane Julia Louise (10)	2010	170,000	Shell	TFDE	March 2026	2029-2031
2	GasLog Hong Kong (11)	2018	174,000	Total (11)	X-DF	December 2025	2028

(1)	Indicates the expiration of the initial term.
(2)	The period shown reflects the expiration of the minimum optional period and the maximum optional period. The charterer of the GasLog Santiago may extend the term of this time charter for a period ranging from one to seven years, provided that the charterer provides us with advance notice of declaration. The charterer of the Methane Becki Anne and the Methane Julia Louise has unilateral options to extend the term of the related time charters for a period of either three or five years at their election, provided that the charterer provides us with advance notice of declaration of any option in accordance with the terms of the applicable charter. The charterer of the GasLog Greece and the GasLog Glasgow has the right to extend the charters for a period of five years at the charterer’s option. The charterer of the GasLog Geneva and the GasLog Gibraltar has the right to extend the charter by two additional periods of five and three years, respectively, provided that the charterer provides us with advance notice of declaration. The charterer of the GasLog Houston, the GasLog Genoa and the GasLog Gladstone has the right to extend the charters by two additional periods of three years, provided that the charterer provides us with advance notice of declaration. The charterer of the GasLog Hong Kong has the right to extend the charter for a period of three years, provided that the charterer provides us with advance notice of declaration. The charterer of the GasLog Warsaw has the right to extend the charter by two additional periods of six years, provided that the charterer provides us with advance notice of declaration. The charterer of the GasLog Windsor has the right to extend the charter by three additional periods of two years, provided that the charterer provides us with advance notice of declaration. The charterer of the GasLog Wales has the right to extend the charter by two additional periods of three years, provided that the charterer provides us with advance notice of declaration. The charterer of the GasLog Westminster has the right to extend the charter by three additional periods of two years, provided that the charterer provides us with advance notice of declaration. The charterer of the Methane Alison Victoria may extend the term of the related charter by two additional periods of one year, provided that the charterer gives us advance notice of its exercise of any extension option.
(3)	The vessel is chartered to Clearlake Shipping Pte. Ltd., a subsidiary of Gunvor Group Ltd. (“Gunvor”).
(4)	The vessel is chartered to Cheniere Marketing International LLP, a wholly-owned subsidiary of Cheniere Energy, Inc. (“Cheniere”).
(5)	“Endesa” refers to Endesa S.A.
(6)	The vessel is currently trading in the spot market and has been chartered to Sinolam LNG for the provision of an FSU. The charter is expected to commence in April 2021, after the dry-docking and conversion of the vessel to an FSU.
(7)	“Trafigura” refers to Trafigura Maritime Logistics PTE Ltd.
(8)	The vessel is chartered to Singapore Carbon Hydrogen Energy Pte. Ltd., a wholly-owned subsidiary of JOVO Group (“JOVO”). The charter commenced on July 12, 2020.
(9)	The vessel is chartered to CNTIC VPower Energy Ltd. (“CNTIC VPower”), an independent Chinese energy company. The charter commenced on October 10, 2020.
(10)	On February 24, 2016, GasLog’s subsidiary, GAS-twenty six Ltd., completed the sale and leaseback of the Methane Julia Louise with Lepta Shipping. Lepta Shipping has the right to on-sell and lease back the vessel. The vessel was sold to Lepta Shipping for a total consideration approximately equivalent to its book value at the time of the sale. GasLog has leased back the vessel under a bareboat charter from Lepta Shipping for a period of up to 20 years. GasLog has the option to re-purchase the vessel on pre-agreed terms no earlier than the end of year ten and no later than the end of year 17 of the bareboat charter. The vessel remains on its eleven-year-charter with Methane Services Limited, a subsidiary of Shell.

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(11)	On October 22, 2020, GasLog’s subsidiary, GAS-twenty five Ltd., completed the sale and leaseback of the GasLog Hong Kong with Sea 190 Leasing. The vessel was sold to Sea 190 Leasing. GasLog has leased back the vessel under a bareboat charter from Sea 190 Leasing for a period of up to twelve years. GasLog has the option to re-purchase the vessel on pre-agreed terms no earlier than the end of year one and no later than the end of year 12 of the bareboat charter. The vessel remains on its charter with Total Gas & Power Chartering Limited, a wholly-owned subsidiary of Total S.A., (“Total”).

Under the omnibus agreement entered into with GasLog Partners and certain of its subsidiaries in connection with the Partnership’s initial public offering, as amended, GasLog Partners has the option to purchase from us the GasLog Warsaw, the GasLog Singapore, the GasLog Windsor, the GasLog Wales and the GasLog Westminster each within 30 days following receipt of notice from GasLog that the vessel has commenced its multi-year charter (being at least five years in length). GasLog Partners’ option to purchase is at fair market value as determined pursuant to the omnibus agreement.

GasLog Partners also has a right of first offer from us to purchase any other LNG carriers with cargo capacity greater than 75,000 cbm engaged in ongoing LNG transportation under charters of five full years or more that we own or acquire (the “Five-Year Vessels”) either at their acquisition cost plus certain break up costs (in the case of a newly acquired Five-Year Vessel) or at their fair market value (in the case of a previously owned vessel that becomes a Five-Year Vessel). In addition, our four newbuildings (Hull Nos. 2300, 2301, 2311 and 2312) will each qualify as a Five-Year Vessel upon commencement of their charters and we will be required to offer to GasLog Partners an opportunity to purchase each vessel at fair market value within 30 days of the commencement of her charter. Generally, GasLog Partners must exercise this right of first offer within 30 days following the notice from us that the vessel has been acquired or has become a Five-Year Vessel.

Charter Expirations

The Methane Jane Elizabeth and the Methane Heather Sally are due to come off charter in December 2020, each plus or minus 30 days, while the GasLog Salem, the GasLog Seattle and the Solaris are due to come off charter in March 2021, June 2021 and June 2021 respectively. GasLog and GasLog Partners have secured a multi-month time charter for the Methane Jane Elizabeth and continue to pursue opportunities for new term charters with third parties and will trade the vessels in the spot/short-term charter market, pursuing the most advantageous redeployment depending on evolving market conditions.

Results of Operations

Three-month period ended September 30, 2019 compared to the three-month period ended September 30, 2020

	For the three months ended
	September 30,	September 30,
	2019	2020
Amounts in thousands of U.S. Dollars
Revenues	165,586	156,729
Net pool allocation	(184)	—
Voyage expenses and commissions	(6,656)	(5,159)
Vessel operating and supervision costs	(33,796)	(39,161)
Depreciation	(43,237)	(45,106)
General and administrative expenses	(11,324)	(14,677)
Profit from operations	70,389	52,626
Financial costs	(46,461)	(41,103)
Financial income	1,189	40
Loss on derivatives	(16,758)	(2,095)
Share of profit of associates	530	648
Total other expenses, net	(61,500)	(42,510)
Profit for the period	8,889	10,116
Non-controlling interests	(22,434)	(10,470)
Loss attributable to owners of the Group	(13,545)	(354)

During the three-month period ended September 30, 2019 we had an average of 27.7 ships operating in our owned and bareboat fleet (including ships owned by the Partnership), having 2,296 operating days and an average of 27.7 ships operating under our technical management (including our 26.7 owned and bareboat ships). During the three-month period ended September 30, 2020, we had an average of 30.8 ships operating in our owned and bareboat fleet (including ships owned by the Partnership), having 2,528 operating days and an average of 30.8 ships operating under our technical management (including 29.8 of our owned and bareboat ships).

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Revenues:

Revenues decreased by 5.4%, or $8.9 million, from $165.6 million during the three-month period ended September 30, 2019, to $156.7 million during the three-month period ended September 30, 2020. The decrease in revenues is attributable to a decrease of $23.7 million from the vessels owned by GasLog’s subsidiary, GasLog Partners mainly due to the expiration of the initial multi-year time charters of the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Rita Andrea, the Methane Shirley Elisabeth and the 18-month time charter of the GasLog Sydney. Revenues from the GasLog 100% owned fleet increased by $21.8 million mainly due to the deliveries of the GasLog Windsor, the GasLog Wales and the GasLog Westminster, on April 1, 2020 , May 11, 2020 and July 15, 2020, respectively, and the operation for the full three-month period of the GasLog Warsaw, delivered on July 31, 2019, partially offset by a decrease of $3.4 million from vessels operating in the spot market in both periods. The average daily hire rate decreased from $72,035 for the three-month period ended September 30, 2019 to $61,917 for the quarter ended September 30, 2020.

Voyage Expenses and Commissions:

Voyage expenses and commissions decreased by 22.4%, or $1.5 million, from $6.7 million during the three-month period ended September 30, 2019, to $5.2 million during the three-month period ended September 30, 2020. The decrease is attributable to the decrease in bunkers consumption and brokers’ commissions of our vessels operating in the spot market in line with the decrease in revenues mentioned above.

Vessel Operating and Supervision Costs:

Vessel operating and supervision costs increased by 16.0%, or $5.4 million, from $33.8 million during the three-month period ended September 30, 2019, to $39.2 million during the three-month period ended September 30, 2020. The increase was mainly attributable to the increase of our fleet following the delivery of three vessels in 2020, the increased scheduled technical and maintenance costs related to engine maintenance as well as the unfavorable movement of the Euro (“EUR”)/U.S. dollar (“USD”) exchange rate in the third quarter of 2020 as compared to the prior quarter. Daily operating costs per vessel increased from $13,777 per ownership day (excluding the Solaris managed by Shell) for the three-month period ended September 30, 2019 to $14,261 per ownership day (excluding the Solaris managed by Shell) for the three-month period ended September 30, 2020.

General and Administrative Expenses:

General and administrative expenses increased by $3.4 million, from $11.3 million during the three-month period ended September 30, 2019, to $14.7 million during the three-month period ended September 30, 2020, before adjusting for restructuring costs in 2020. General and administrative expenses include the effect of the restructuring costs of $3.1 million. Daily running expenses increased from $4,449 per vessel ownership day for the three-month period ended September 30, 2019 to $5,171 per vessel ownership day for the three-month period ended September 30, 2020, which includes restructuring costs of $1,109 per vessel ownership day in 2020. The increase in absolute terms is due to the aforementioned restructuring costs and the unfavorable movement of the EUR/USD exchange rate in the third quarter of 2020, partially offset by the increased operating days of our fleet.

Financial Costs:

Financial costs decreased by 11.6%, or $5.4 million, from $46.5 million during the three-month period ended September 30, 2019, to $41.1 million during the three-month period ended September 30, 2020. The decrease is mainly attributable to a net decrease of $10.0 million in interest expense on loans, bonds and cash flow hedges, partially offset by an increase of $5.0 million in amortization and write-off of deferred loan/bond issuance costs/premium mainly consisting of the $4.8 million of write-offs of unamortized loan fees due to the refinancing which took place in the third quarter of 2020. During the three-month period ended September 30, 2020, we had an average of $3,560.8 million of outstanding indebtedness, with a weighted average interest rate of 3.3%, while during the three-month period ended September 30, 2019, we had an average of $3,158.0 million of outstanding indebtedness having an aggregate weighted average interest rate of 5.0%, due primarily to a decrease in USD London Interbank Offered Rate (“LIBOR”) rates. Average indebtedness is based on the daily outstanding principal for loans and bonds, and weighted average interest rates are computed based on total interest expense on loans, cash flow hedges, senior unsecured notes and cross-currency swaps.

Loss on Derivatives:

Loss on derivatives decreased by $14.7 million, from a loss of $16.8 million during the three-month period ended September 30, 2019, to a loss of $2.1 million during the three-month period ended September 30, 2020. The decrease is attributable to a decrease of $21.9 million in loss from marked-to-market valuation of our derivative financial instruments carried at fair value through profit or loss which reflected a loss of $15.9 million in the three months ended September 30, 2019, as compared to a gain of $6.0 million in the three months ended September 30, 2020 and a decrease of $2.1 million in realized loss on forward foreign exchange contracts held for trading. The above movements were partially offset by a decrease of $8.8 million in realized gain from interest rate swaps held for trading and an increase of $0.5 million in the ineffective portion of cash flow hedges.

Profit for the Period:

Profit for the period increased by $1.2 million, from a profit of $8.9 million for the three-month period ended September 30, 2019, to a profit of $10.1 million for the three-month period ended September 30, 2020, as a result of the aforementioned factors.

Loss Attributable to Owners of the Group:

Loss attributable to owners of the Group decreased by $13.1 million, from $13.5 million loss for the three-month period ended September 30, 2019, to $0.4 million for the three-month period ended September 30, 2020.

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The decrease in loss attributable to the owners of GasLog resulted mainly from the decrease in profit attributable to the non-controlling interests (non-controlling unitholders of GasLog Partners) following the decrease in the Partnership’s profit and the increase in profit mentioned above.

Nine-month period ended September 30, 2019 compared to the nine-month period ended September 30, 2020

	For the nine months ended
	September 30,	September 30,
	2019	2020
Amounts in thousands of U.S. Dollars
Revenues	486,384	481,487
Net pool allocation	(4,264)	—
Voyage expenses and commissions	(19,440)	(18,074)
Vessel operating and supervision costs	(100,124)	(106,818)
Depreciation	(124,186)	(130,250)
General and administrative expenses	(32,873)	(35,452)
Loss on disposal of non-current assets	—	(572)
Impairment loss on vessels	—	(22,454)
Profit from operations	205,497	167,867
Financial costs	(138,865)	(126,101)
Financial income	4,357	685
Loss on derivatives	(67,801)	(86,686)
Share of profit of associates	1,088	1,576
Total other expenses, net	(201,221)	(210,526)
Profit/(loss) for the period	4,276	(42,659)
Non-controlling interests	(54,766)	(30,522)
Loss attributable to owners of the Group	(50,490)	(73,181)

During the nine-month period ended September 30, 2019, we had an average of 27.0 ships operating in our owned and bareboat fleet (including ships owned by the Partnership), having 7,055 operating days and an average of 27.0 ships operating under our technical management (including an average of 26.0 of our owned and bareboat ships). During the nine-month period ended September 30, 2020, we had an average of 29.6 ships operating in our owned and bareboat fleet (including ships owned by the Partnership), having 7,236 operating days, and an average of 29.6 ships operating under our technical management (including an average of 28.6 of our owned and bareboat ships).

Revenues:

Revenues decreased by 1.0%, or $4.9 million, from $486.4 million during the nine-month period ended September 30, 2019, to $481.5 million during the nine-month period ended September 30, 2020. The decrease in revenues is mainly attributable to an aggregate decrease in revenues of $47.2 million driven by the LNG shipping market volatility due to the COVID-19 pandemic, due to six of our vessels operating in the spot market in both periods (the GasLog Savannah, the GasLog Singapore, the GasLog Shanghai, the GasLog Skagen, the GasLog Salem and the GasLog Chelsea) and four vessels having entered the spot market since the third quarter of 2019 (the GasLog Saratoga, the Methane Alison Victoria, the Methane Rita Andrea and the GasLog Sydney), and a decrease of $11.5 million from two vessels rechartered for longer-term periods (above one year) but at lower rates. These decreases were partially offset by an increase in revenues of $54.1 million due to the deliveries of the GasLog Windsor, the GasLog Wales and the GasLog Westminster on April 1, 2020, May 11, 2020 and July 15, 2020, respectively, and the operation for the full nine-month period of the GasLog Gladstone, delivered on March 15, 2019 and the Gaslog Warsaw, delivered on July 31, 2019. The average daily hire rate decreased from $68,861 for the nine-month period ended September 30, 2019 to $66,458 for the nine-month period ended September 30, 2020.

Voyage Expenses and Commissions:

Voyage expenses and commissions decreased by 6.7%, or $1.3 million, from $19.4 million during the nine-month period ended September 30, 2019, to $18.1 million during the nine-month period ended September 30, 2020. The decrease is attributable to the decrease in bunkers consumption and brokers’ commissions of our vessels operating in the spot market in line with the decrease in revenues mentioned above.

Vessel Operating and Supervision Costs:

Vessel operating and supervision costs increased by 6.7%, or $6.7 million, from $100.1 million during the nine-month period ended September 30, 2019, to $106.8 million during the nine-month period ended September 30, 2020. The increase was mainly attributable to the increase in our fleet following the new deliveries and increased scheduled technical and maintenance costs related to engine maintenance. Daily operating costs per vessel decreased from $14,132 per ownership day (excluding the Solaris managed by Shell) for the nine-month period ended September 30, 2019 to $13,693 per ownership day (excluding the Solaris managed by Shell) for the nine-month period ended September 30, 2020.

General and Administrative Expenses:

General and administrative expenses increased by 7.9%, or $2.6 million, from $32.9 million during the nine-month period ended September 30, 2019, to $35.5 million during the nine-month period ended September 30, 2020, before adjusting for restructuring costs in 2020. General and administrative expenses include the effect of the restructuring costs of $5.1 million. Daily running expenses decreased from $4,468 per vessel ownership day for the nine-month period ended September 30, 2019 to $4,391 per vessel ownership day for the nine-month period ended September 30, 2020, which includes restructuring costs of $633 per vessel ownership day in 2020. The increase in absolute terms is mainly attributable to the aforementioned restructuring costs, which are partially offset by the reduced travel and accommodation expenses, mainly due to the

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COVID-19 related travel restrictions imposed during 2020 and a decrease in foreign exchange losses.

Impairment Loss on Vessels:

Impairment loss on vessels was nil for the nine-month period ended September 30, 2019, and $22.5 million for the same period in 2020. The impairment loss recorded as of June 30, 2020 was recognized with respect to four of our Steam vessels (the Methane Rita Andrea, the Methane Lydon Volney, the Methane Shirley Elisabeth and the Methane Heather Sally), as a result of anticipated increases in volatility in the spot charter market over the near term from COVID-19 pandemic related impacts to LNG and LNG shipping demand.

Financial Costs:

Financial costs decreased by 9.2%, or $12.8 million, from $138.9 million during the nine-month period ended September 30, 2019, to $126.1 million during the nine-month period ended September 30, 2020. The decrease is mainly attributable to a net decrease of $18.4 million in interest expense on loans, bonds and cash flow hedges and a net decrease of $1.1 million in other financial costs (mainly consisting of $4.0 million net unrealized foreign exchange gains on cash and bonds, partially offset by an increase of $3.3 million of fees paid for our comprehensive plan to manage our cash collateral exposure placed with the swap banks as a result of the negative marked to market valuations of our interest rate and cross-currency swaps), which is partially offset by an increase of $5.2 million in amortization and write-off of deferred loan/bond issuance costs/premium mainly consisting of the $4.8 million of write-offs of unamortized loan fees due to the refinancing which took place in the third quarter of 2020 and an increase of $1.9 million in loss arising on bond repurchase at premium. During the nine-month period ended September 30, 2020, we had an average of $3,360.5 million of outstanding indebtedness, with a weighted average interest rate of 3.9%, while during the nine-month period ended September 30, 2019, we had an average of $3,038.6 million of outstanding indebtedness having an aggregate weighted average interest rate of 5.2%. Average indebtedness is based on the daily outstanding principal for loans and bonds, and weighted average interest rates are computed based on total interest expense on loans, cash flow hedges, senior unsecured notes and cross-currency swaps.

Loss on Derivatives:

Loss on derivatives increased by 27.9%, or $18.9 million, from $67.8 million during the nine-month period ended September 30, 2019, to $86.7 million during the nine-month period ended September 30, 2020. The increase is attributable to a decrease of $15.3 million in realized gain from interest rate swaps held for trading which reflected a gain of $3.4 million in the nine months ended September 30, 2019, as compared to a loss of $11.9 million in the nine months ended September 30, 2020, an increase of $6.7 million in loss from marked-to-market valuation of our derivative financial instruments carried at fair value through profit or loss and an increase of $0.3 million in the ineffective portion of cash flow hedges, which were partially offset by a decrease of $3.4 million in realized loss on forward foreign exchange contracts held for trading.

Profit/(Loss) for the Period:

Profit for the period decreased by $47.0 million, from a profit of $4.3 million for the nine-month period ended September 30, 2019, to a loss of $42.7 million for the nine-month period ended September 30, 2020, as a result of the aforementioned factors.

Loss Attributable to Owners of the Group:

Loss attributable to owners of the Group increased by $22.7 million, from $50.5 million for the nine-month period ended September 30, 2019, to $73.2 million for the nine-month period ended September 30, 2020. The increase in loss attributable to the owners of GasLog resulted mainly from the decrease in profit mentioned above, partially offset by the decrease in profit attributable to the non-controlling interests (non-controlling unitholders of GasLog Partners) following the decrease in the Partnership’s profit.

Customers

For the nine-month period ended September 30, 2020, we received 61.7% of our revenues from Shell, 27.5% of our revenues from major LNG producers, 10.7% of our revenues from various charterers in the spot/short-term market and 0.1% of our revenues from Egypt LNG, an entity in which we have a 25% ownership interest. For the nine-month period ended September 30, 2019, we received 73.4% of our revenues from Shell, 13.7% of our revenues from various charterers in the spot/short-term market, 12.8% of our revenues from major LNG producers and 0.1% of our revenues from Egypt LNG, an entity in which we have a 25% ownership interest.

Liquidity and Capital Resources

Our primary liquidity needs are to fund our vessel operating costs and general and administrative expenses, to finance the purchase and construction of our newbuildings and conversions, to purchase secondhand vessels, to service our existing debt and to pay dividends. In monitoring our working capital needs, we project our charter hire income and the vessels’ maintenance and running expenses, as well as debt service obligations, and seek to maintain adequate cash reserves in order to address revenue shortfalls or budget overruns, if any.

Our funding and treasury activities are intended to meet our operating and financing requirements while balancing investment returns in order to maintain appropriate liquidity. Cash and cash equivalents are held primarily in USD.

As of September 30, 2020, GasLog had $173.5 million of cash and cash equivalents. In addition, an amount of $48.3 million was held as cash collateral with respect to our derivative instruments and is included in Other non-current assets and Prepayments and other current assets. This amount has been further reduced to $33.5 million as of November 6, 2020.

On January 13, 2020, GasLog completed the partial exchange of $10.0 million of the outstanding 8.875% senior unsecured notes due 2022 (the “8.875% Senior Notes”) for new senior unsecured bonds due in 2024 (the “NOK 2024 Bonds”). On January 31, 2020, GasLog repurchased and cancelled Norwegian Kroner (“NOK”) 434,000 of the outstanding senior unsecured bonds due May 2021 (the “NOK 2021 Bonds”) at a price of 104.0% of par value, resulting in a loss of $1.9 million.

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On February 13, 2020, on March 13, 2020 and on March 18, 2020, GasLog drew down $23.3 million, $50.7 million and $26.0 million, respectively under the revolving credit facility of up to $1.1 billion entered into on July 19, 2016 (the “Legacy Facility Refinancing”) and was subsequently refinanced as discussed below.

On March 26, 2020, on May 4, 2020 and on July 9, 2020, GasLog drew $152.5 million, $149.4 million and $149.3 million, respectively under the facility signed on December 12, 2019 with an Export Credit Agency-backed debt financing of $1.1 billion with 13 international banks to provide the debt funding for its current newbuilding program (the “Newbuilding Facility”), to partially finance the delivery of the GasLog Windsor, the GasLog Wales and the GasLog Westminster.

On June 29, 2020, GasLog closed the sale of 14,400,000 common shares at a price of $2.50 per share for total gross proceeds of $36.0 million through the Private Placement. The net proceeds were used for general corporate purposes. This transaction increased liquidity and further strengthened the capital structure of GasLog.

On July 16, 2020, GasLog Partners entered into a credit agreement of $260.3 million with BNP Paribas, Credit Suisse AG and Alpha Bank S.A., each an original lender, with BNP Paribas acting as security agent and trustee for and on behalf of the other finance parties mentioned above, in order to refinance the existing indebtedness due in 2021 on three of its vessels. The relevant amount of $260.3 million was drawn on July 21, 2020, out of which $258.5 million was used to refinance the outstanding indebtedness of GAS-twenty Ltd., GAS-seven Ltd. and GAS-eight Ltd., the respective entities owning the Methane Shirley Elisabeth, the GasLog Seattle and the Solaris. In October 2020, the facility was further syndicated, with Development Bank of Japan joining the existing lenders under the facility.

Also, on July 16, 2020, GasLog Partners entered into a credit agreement of $193.7 million with DNB Bank ASA, London Branch, and ING Bank N.V., London Branch, each an original lender, with DNB Bank ASA, London Branch acting as security agent and trustee for and on behalf of the other finance parties mentioned above, in order to refinance the existing indebtedness due in 2021 on three of its vessels. The relevant amount of $193.7 million was drawn on July 21, 2020, out of which $174.9 million was used to refinance the outstanding indebtedness of GAS-nineteen Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd., the respective entities owning the Methane Alison Victoria, the Methane Heather Sally and the Methane Becki Anne.

GasLog has concurrently refinanced the existing indebtedness due in 2021 for the GasLog Savannah, the GasLog Singapore, the GasLog Skagen, the GasLog Saratoga, the GasLog Salem, and the Methane Lydon Volney by entering into a credit agreement of $576.9 million. ABN AMRO Bank N.V., Citigroup Global Markets Limited and Nordea Bank ABP, Filial I Norge acted as global coordinators and bookrunners, while HSBC Bank plc acted as mandated lead arrangers; Credit Agricole Corporate and Investment Bank acted as lead arranger and Unicredit Bank AG and National Bank of Australia Limited acted as arrangers, each of those being an original lender. ABN AMRO Bank N.V. was appointed by the other finance parties in this syndicate as security agent and trustee. The facility comprises of a $494.5 million Term Loan Facility and a $82.4 million revolving loan facility. An amount of $576.9 million was drawn on July 21, 2020, out of which $557.0 million was used to refinance the outstanding indebtedness of GAS-one Ltd., GAS-two Ltd., GAS-six Ltd., GAS-nine Ltd., GAS-ten Ltd., and GAS-eighteen Ltd., the respective entities owning the GasLog Savannah, the GasLog Singapore, the GasLog Skagen, the GasLog Saratoga, the GasLog Salem and the Methane Lydon Volney.

On July 30, 2020, GasLog entered into a credit agreement with National Bank of Greece S.A. (“NBG”) (acting as the sole original lender) for the refinancing of GAS-fifteen Ltd., the entity owning the GasLog Chelsea. The facility comprises of $96.8 million which was drawn on July 31, 2020, out of which $92.3 million was used to refinance the outstanding indebtedness of GasLog Chelsea.

As of September 30, 2020, the total remaining balance of the contract prices of the four LNG carriers on order was $641.0 million, which GasLog expects to fund with the Newbuilding Facility, cash balances and cash from operations. As of September 30, 2020, there was undrawn available capacity of $601.6 million under the Newbuilding Facility.

As of September 30, 2020, GasLog had an aggregate of $3.5 billion of indebtedness outstanding under its credit facilities and bond agreements, of which $221.7 million was repayable within one year, and $198.1 million of lease liabilities, of which $9.7 million was payable within one year.

GasLog has hedged 50.6% of its expected floating interest rate exposure on its outstanding debt (excluding the lease liability) as of September 30, 2020.

Diversifying the list of hedging providers, GasLog has entered into novation agreements with Nordea Bank Finland (“Nordea”) and Standard Chartered Bank. Subsequently, two interest rate swaps originally held with Nordea and due to mature in 2022, have now been transferred to Standard Chartered Bank. The aggregate notional amount of the trades is $166.6 million. Furthermore, as part of the closing of the Partnership’s refinancing in July 2020, GasLog Partners entered into four new interest rate swap agreements with an aggregate notional amount of $133.3 million due in 2024 and 2025 with the facility lenders DNB Bank ASA, London Branch and ING Bank N.V., London Branch, all secured under the GasLog Partners’ $193.7 million facility agreement signed on July 16, 2020 in relation to the GAS-nineteen Ltd., the GAS-twenty Ltd. and the GAS-twenty seven Ltd., the vessel owning entities of the Methane Alison Victoria, the Methane Heather Sally and the Methane Becki Anne. At the same time, two DNB swaps with GasLog for the same notional amount and tenor were terminated. Finally, as part of the closing of the GasLog Chelsea’s refinancing in July 2020, GAS-fifteen Ltd., entered into a new interest rate swap agreement with a notional amount of $96.8 million due in 2025 with the facility lender NBG and secured by the NBG’s $96.8 million facility agreement signed on July 30, 2020. Due to the actions undertaken above, combined with favorable movements in marked-to-market valuations and after interest payments made under the swap rollovers, cash collateral with respect to our interest rate and cross-currency swap agreements decreased to $33.5 million as of November 6, 2020.

Post quarter-end, on October 21, 2020, GasLog refinanced through a sale and leaseback transaction, the GasLog Hong Kong, a 174,000 cbm LNG carrier with X-DF propulsion built in 2018. GasLog sold the Vessel to an indirectly owned subsidiary of CMBFL for $163.4 million and leased it back under a bareboat charter for a period of twelve years.

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At the end of the period, GasLog has the option to buy the vessel at $70.0 million otherwise a premium of $30.0 million is payable. GasLog can also buy back the vessel at any time by paying the capital outstanding and a prepayment fee where applicable. Interest on the outstanding capital of the bareboat charter will be payable at a rate of USD LIBOR plus a margin. The amount drawn under the sale and leaseback was used to refinance the outstanding indebtedness of GAS-twenty five Ltd in the amount of $137.0 million.

Our credit facilities are described in Note 13 of our annual audited consolidated financial statements included in our Annual Report on Form 20-F filed with the SEC on March 6, 2020 and Note 7 of our unaudited condensed consolidated financial statements included elsewhere in this report.

Working Capital Position

As of September 30, 2020, GasLog’s current assets totaled $241.8 million, while current liabilities totaled $425.6 million, resulting in a negative working capital position of $183.8 million. Current liabilities include $52.3 million of unearned revenue in relation to hires received in advance of September 30, 2020 (which represents a non-cash liability that will be recognized as revenue in October as the services are rendered).

Management monitors the Company’s liquidity position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including newbuilding and debt service commitments, and to monitor compliance with the financial covenants within its loan and bond facilities. Taking into account current and expected volatile commercial and financial market conditions, we anticipate that our primary sources of funds over the next twelve months will be available cash, cash from operations and existing borrowings, including the credit agreements entered into on July 16, 2020 and July 30, 2020, which refinanced in full the debt maturities due in 2021, as well as the sale-and-leaseback transaction we concluded in October 2020 that released incremental liquidity of $26.4 million. We believe that these anticipated sources of funds will be sufficient to meet our liquidity needs and to comply with our banking covenants for at least twelve months from the end of the reporting period and therefore it is appropriate to prepare the financial statements on a going concern basis. Additionally, we may enter into new debt facilities in the future, as well as public and/or private equity or debt instruments, although there can be no assurance that we will be able to obtain additional debt or equity financing on terms acceptable to us, which will also depend on financial, commercial and other factors, as well as a significant recovery in capital market conditions and sustainable improvement of the LNG market, that are beyond our control. Our long-term ability to repay our debts and maintain compliance with our debt covenants beyond the next twelve months without reliance on additional sources of finance is also dependent on a sustainable longer-term recovery in the LNG charter market from the market disruption observed in the first half of 2020 as a result of the COVID-19 outbreak.

Finally, the Partnership announced today that its cost of capital remains elevated and there continues to be a high degree of COVID-19-related uncertainty in the near-term LNG and LNG shipping markets. By the end of 2020, all five of the Partnership’s Steam vessels will have ended their initial multi-year time charters with subsidiaries of Royal Dutch Shell plc (“Shell”), while three additional tri-fuel diesel electric vessel (“TFDE”) vessels will conclude their multi-year charters next year. Although the Partnership has been successful in finding continued employment for certain of its available vessels, term employment to date has been concluded at current market rates which are below those achieved during the initial charters. Given these factors, combined with the Partnership’s capital allocation strategy, which is focused on deleveraging, the Partnership decided to decrease the common unit distribution to $0.01 per common unit beginning with the third quarter of 2020. This action will further strengthen the Partnership’s balance sheet, lower the fleet’s breakeven, reduce its cost of capital and further enhance its competitive positioning.

Cash Flows

Nine-month period ended September 30, 2019, compared to the nine-month period ended September 30, 2020

The following table summarizes our net cash flows from operating, investing and financing activities for the periods indicated:

	For the nine months ended
	September 30, 2019	September 30, 2020
Amounts in thousands of U.S. Dollars
Net cash provided by operating activities	147,819	166,325
Net cash used in investing activities	(430,263)	(537,202)
Net cash provided by financing activities	123,805	282,738

Net Cash Provided by Operating Activities

Net cash provided by operating activities increased by $18.5 million, from $147.8 million during the nine-month period ended September 30, 2019 to $166.3 million during the nine-month period ended September 30, 2020. The increase is mainly attributable to a decrease of $28.5 million movements of the working capital accounts (mainly driven by $42.8 million decrease in unearned revenue collected, the $7.0 million decrease in movements of cash collateral relating to swaps partially offset by a decrease of $32.4 million in movements of balances with related parties, mainly due to the collection of balances due from the LNG carrier pooling arrangement operated by GasLog, and Golar LNG Ltd. (the “Cool Pool”), a decrease of $10.4 million in cash paid for interest and a decrease of $3.4 million in realized gain of forwards, partially offset by an increase of $15.3 million in realized loss from interest rate swaps held for trading, an increase of $6.7 million in vessel operating and supervision costs and a net increase of $1.8 million from the remaining movements.

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Net Cash Used in Investing Activities

Net cash used in investing activities increased by $106.9 million, from $430.3 million in the nine-month period ended September 30, 2019 to $537.2 million in the nine-month period ended September 30, 2020. The increase is mainly attributable to an increase of $101.9 million in net cash used in payments for the construction costs of newbuildings and other fixed assets, an increase of $5.3 million in net cash used in payments for right-of-use assets and a decrease of $3.7 million in cash from interest income, partially offset by a net increase of $3.5 million in cash from short-term investments in the nine-month period ended September 30, 2020 compared to the same period of 2019.

Net Cash Provided by Financing Activities

Net cash provided by financing activities increased by $158.9 million, from $123.8 million in the nine-month period ended September 30, 2019 to $282.7 million in the nine-month period ended September 30, 2020. The increase is mainly attributable to an increase of $871.8 million in proceeds from bank loans and bonds, an increase of $36.0 million in proceeds from the Private Placement, a decrease of $45.1 million in dividend payments, an increase of $31.6 million in proceeds from entering into interest rate swaps and a decrease of $20.8 million in cash used for purchases of treasury shares, partially offset by an increase of $799.0 million bank loan and bond repayments, an increase of $30.9 million relating to the payment for the termination of interest rate and cross currency swaps, an increase of $14.4 million in payments of loan issuance costs, an increase of $1.9 million in payments for bond repurchase at a premium and an increase of $0.9 million in payments for lease liabilities.

Contracted Charter Revenues and Days from Time Charters

The following table summarizes GasLog’s (including the vessels contributed or sold to GasLog Partners) contracted charter revenues and contract cover after September 30, 2020.

	Contracted Charter Revenues and Days from Time Charters
	After September 30,	For the years ending December 31,
	2020	2021	2022	2023	2024-2032	Total
	(in millions of U.S. dollars, except days and percentages)
Contracted time charter revenues(1)	156.5	572.3	556.3	519.7	1,782.1	3,586.9
Total contracted days(1)	2,501	8,442	7,856	6,975	23,868	49,642
Total available days(2)	2,880	12,176	12,775	12,535	113,250	153,616
Total unfixed days(3)	379	3,734	4,919	5,560	89,382	103,974
Percentage of total contracted days/total available days	86.8%	69.3%	61.5%	55.6%	21.1%	32.3%

After giving effect to the charter parties signed from September 30, 2020 until November 10, 2020, the contracted time charter revenues and the percentage of total contracted days to total available days for the fourth quarter 2020 increased to $164.1 million and 94.7%, respectively.

____________

(1)	Reflects time charter revenues and contracted days for 14 of our currently wholly-owned ships, the 15 ships currently owned by the Partnership, the two bareboat vessels and the four newbuildings on order for which we have secured time charters. Does not include charter revenues for the Methane Nile Eagle, in which we hold a 25% minority interest. Contracted revenue calculations assume: (a) 365 revenue days per annum, with 30 off-hire days when the ship undergoes scheduled dry-docking (every five years); (b) all LNG carriers on order are delivered on schedule; and (c) no exercise of any option to extend the terms of charters. For time charters that include a fixed operating cost component subject to annual escalation, revenue calculations include that fixed annual escalation. For time charters that give the charterer the option to set the charter hire rate at prevailing market rates during an initial portion of the time charter’s term, revenue calculations assume that the charterer does not elect such option. Revenue calculations for such charters include an estimate of the amount of the operating cost component and the management fee component. For time charters that are based on a variable rate of hire within an agreed range during the charter period, the lower end of the range is used for this calculation.

(2)	Available days represent total calendar days after deducting 30 off-hire days when the ship undergoes scheduled dry-docking. The available days for the vessels operating in the spot/short-term market are included.

(3)	Represents available days for ships after the expiration of existing charters (assuming charterers do not exercise any option to extend the terms of charters) and the available days for the vessels operating in the spot/short-term market.

Other than the assumptions reflected in the footnotes to the table, including our assumption that our newbuildings are delivered on schedule, the table does not reflect events occurring after September 30, 2020. The table reflects only our contracted charter revenues for the ships in our owned fleet and bareboat fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters, nor does it include other revenues we may earn, such as revenues for technical management of customer-owned ships. In particular, the table does not reflect any revenues from any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods. The entry into new time charter contracts for the vessels that are operating in the spot term market and any additional ships we may acquire, or the exercise of options extending the terms of our existing charters, would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time and our results of operations and financial condition may be materially adversely affected.

Please see the disclosure under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on March 6, 2020. For these reasons, the contracted charter revenue information presented above is not fact and should not be relied upon as being necessarily indicative of future results and readers are cautioned not to place undue reliance on this information. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability and assume no responsibility for, and disclaim any association with, the information in the table.

25

Significant Accounting Policies

For a description of all of our significant accounting policies, see Note 2 of our annual audited consolidated financial statements included in our Annual Report on Form 20-F filed on March 6, 2020 and Note 2 of our unaudited condensed consolidated financial statements included elsewhere in this report.

26

GASLOG LTD.

F-1

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of financial position

As of December 31, 2019 and September 30, 2020

(Amounts expressed in thousands of U.S. Dollars)

	Note	December 31, 2019	September 30, 2020
Assets
Non-current assets
Goodwill		9,511	9,511
Investment in associates	3	21,620	21,921
Deferred financing costs		11,592	9,046
Other non-current assets	6	24,221	24,653
Derivative financial instruments	15	3,572	—
Tangible fixed assets	4	4,427,065	4,881,775
Vessels under construction	4	203,323	140,791
Right-of-use assets	5	206,495	205,126
Total non-current assets		4,907,399	5,292,823
Current assets
Trade and other receivables		24,900	21,662
Dividends receivable and other amounts due from related parties	8	573	417
Derivative financial instruments	15	429	383
Inventories		8,172	10,408
Prepayments and other current assets	6	13,475	35,457
Short-term investments		4,500	—
Cash and cash equivalents		263,747	173,470
Total current assets		315,796	241,797
Total assets		5,223,195	5,534,620
Equity and liabilities
Equity
Preference shares	13	46	46
Share capital	13	810	954
Contributed surplus	13	760,671	767,100
Reserves		16,799	17,054
Treasury shares	13	(2,159)	(1,379)
Accumulated deficit		(87,832)	(161,013)
Equity attributable to owners of the Group		688,335	622,762
Non-controlling interests		961,518	941,952
Total equity		1,649,853	1,564,714
Current liabilities
Trade accounts payable		27,615	27,047
Ship management creditors		601	346
Amounts due to related parties	8	200	180
Derivative financial instruments	15	8,095	36,803
Other payables and accruals	12	136,242	129,772
Borrowings, current portion	7	255,422	221,670
Lease liability, current portion	5	9,363	9,732
Total current liabilities		437,538	425,550
Non-current liabilities
Derivative financial instruments	15	41,837	97,269
Borrowings, non-current portion	7	2,891,973	3,250,584
Lease liability, non-current portion	5	195,567	188,359
Other non-current liabilities		6,427	8,144
Total non-current liabilities		3,135,804	3,544,356
Total equity and liabilities		5,223,195	5,534,620

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of profit or loss

For the three and nine months ended September 30, 2019 and 2020

(Amounts expressed in thousands of U.S. Dollars, except per share data)

		For the three months ended		For the nine months ended
	Note	September 30, 2019	September 30, 2020	September 30, 2019	September 30, 2020
Revenues	9	165,586	156,729	486,384	481,487
Net pool allocation		(184)	—	(4,264)	—
Voyage expenses and commissions		(6,656)	(5,159)	(19,440)	(18,074)
Vessel operating and supervision costs	11	(33,796)	(39,161)	(100,124)	(106,818)
Depreciation	4, 5	(43,237)	(45,106)	(124,186)	(130,250)
General and administrative expenses	10	(11,324)	(14,677)	(32,873)	(35,452)
Loss on disposal of non-current assets	4	—	—	—	(572)
Impairment loss on vessels	4	—	—	—	(22,454)
Profit from operations		70,389	52,626	205,497	167,867
Financial costs	16	(46,461)	(41,103)	(138,865)	(126,101)
Financial income		1,189	40	4,357	685
Loss on derivatives	16	(16,758)	(2,095)	(67,801)	(86,686)
Share of profit of associates	3	530	648	1,088	1,576
Total other expenses, net		(61,500)	(42,510)	(201,221)	(210,526)
Profit/(loss) for the period		8,889	10,116	4,276	(42,659)
Attributable to:
Owners of the Group		(13,545)	(354)	(50,490)	(73,181)
Non-controlling interests		22,434	10,470	54,766	30,522
		8,889	10,116	4,276	(42,659)

Loss per share – basic and diluted	19	(0.20)	(0.03)	(0.72)	(0.94)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of comprehensive income or loss

For the three and nine months ended September 30, 2019 and 2020

(Amounts expressed in thousands of U.S. Dollars)

		For the three months ended		For the nine months ended
	Note	September 30, 2019	September 30, 2020	September 30, 2019	September 30, 2020
Profit/(loss) for the period		8,889	10,116	4,276	(42,659)
Other comprehensive income/(loss):
Items that may be reclassified subsequently to profit or loss:
Effective portion of changes in fair value of cash flow hedges, net of amounts recycled to profit or loss	15	(833)	690	(3,297)	(1,539)
Other comprehensive (loss)/income for the period		(833)	690	(3,297)	(1,539)
Total comprehensive income/(loss) for the period		8,056	10,806	979	(44,198)
Attributable to:
Owners of the Group		(14,378)	336	(53,787)	(74,720)
Non-controlling interests		22,434	10,470	54,766	30,522
		8,056	10,806	979	(44,198)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of changes in equity

For the nine months ended September 30, 2019 and 2020

(Amounts expressed in thousands of U.S. Dollars)

	Share capital (Note 13)	Preference shares (Note 13)	Contributed surplus (Note 13)	Reserves	Treasury shares (Note 13)	Retained earnings/(Accu mulated deficit)	Attributable to owners of the Group	Non - controlling interests	Total
Balance as of December 31, 2018	810	46	850,576	18,962	(3,266)	12,614	879,742	1,103,380	1,983,122
Opening adjustment(1)	—	—	—	—	—	215	215	128	343
Balance as of January 1, 2019	810	46	850,576	18,962	(3,266)	12,829	879,957	1,103,508	1,983,465
Equity offering costs	—	—	(584)	—	—	—	(584)	51	(533)
Dividend paid (common and preference shares)	—	—	(43,934)	—	—	—	(43,934)	(78,575)	(122,509)
Share-based compensation, net of accrued dividend	—	—	—	3,334	—	—	3,334	—	3,334
Settlement of share-based compensation	—	—	—	(4,630)	4,676	—	46	—	46
Treasury shares, net	—	—	—	—	(3,752)	—	(3,752)	(20,030)	(23,782)
(Loss)/profit for the period	—	—	—	—	—	(50,490)	(50,490)	54,766	4,276
Other comprehensive loss for the period	—	—	—	(3,297)	—	—	(3,297)	—	(3,297)
Total comprehensive (loss)/income for the period	—	—	—	(3,297)	—	(50,490)	(53,787)	54,766	979
Balance as of September 30, 2019	810	46	806,058	14,369	(2,342)	(37,661)	781,280	1,059,720	1,841,000

Balance as of December 31, 2019	810	46	760,671	16,799	(2,159)	(87,832)	688,335	961,518	1,649,853
Proceeds from private placement, net of offering costs	144	—	34,852	—	—	—	34,996	—	34,996
Equity offering costs	—	—	—	—	—	—	—	(142)	(142)
Dividend paid (common and preference shares) (Note 13)	—	—	(28,423)	—	—	—	(28,423)	(48,950)	(77,373)
Share-based compensation, net of accrued dividend	—	—	—	4,579	—	—	4,579	—	4,579
Settlement of share-based compensation	—	—	—	(2,785)	2,780	—	(5)	—	(5)
Treasury shares, net	—	—	—	—	(2,000)	—	(2,000)	(996)	(2,996)
(Loss)/profit for the period	—	—	—	—	—	(73,181)	(73,181)	30,522	(42,659)
Other comprehensive loss for the period	—	—	—	(1,539)	—	—	(1,539)	—	(1,539)
Total comprehensive (loss)/income for the period	—	—	—	(1,539)	—	(73,181)	(74,720)	30,522	(44,198)
Balance as of September 30, 2020	954	46	767,100	17,054	(1,379)	(161,013)	622,762	941,952	1,564,714

(1)	Restated so as to reflect an adjustment introduced due to the adoption of IFRS 16 Leases on January 1, 2019.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of cash flows

For the nine months ended September 30, 2019 and 2020

(Amounts expressed in thousands of U.S. Dollars)

		For the nine months ended
	Note	September 30, 2019	September 30, 2020
Cash flows from operating activities:
Profit/(loss) for the period		4,276	(42,659)
Adjustments for:
Depreciation		124,186	130,250
Impairment loss on vessels	4	—	22,454
Loss on disposal of non-current assets	4	—	572
Share of profit of associates		(1,088)	(1,576)
Financial income		(4,357)	(685)
Financial costs		138,865	126,101
Unrealized foreign exchange losses on cash and cash equivalents		373	—
Realized foreign exchange losses		773	—
Unrealized loss on derivative financial instruments held for trading including ineffective portion of cash flow hedges	16	67,643	74,638
Share-based compensation		3,728	4,983
		334,399	314,078
Movements in working capital		(41,514)	(13,041)
Cash provided by operations		292,885	301,037
Interest paid		(145,066)	(134,712)
Net cash provided by operating activities		147,819	166,325
Cash flows from investing activities:
Payments for tangible fixed assets and vessels under construction		(446,529)	(540,337)
Proceeds from sale of tangible fixed assets		—	2,322
Return of capital expenditures		10,451	—
Other investments		(158)	—
Payments for right-of-use assets		(488)	(5,815)
Dividends received from associate		938	1,325
Purchase of short-term investments		(78,000)	—
Maturity of short-term investments		79,000	4,500
Financial income received		4,523	803
Net cash used in investing activities		(430,263)	(537,202)
Cash flows from financing activities:
Proceeds from bank loans and bonds	17	807,180	1,678,938
Bank loan and bond repayments	17	(519,379)	(1,318,416)
Payment for bond repurchase at a premium	17	—	(1,937)
Payment for interest rate swaps termination	17	—	(26,867)
Proceeds from entering into interest rate swaps	17	—	31,622
Payment of loan issuance costs	17	(11,269)	(25,657)
Payment of equity raising costs		(1,584)	(816)
Proceeds from private placement	13	—	36,000
Dividends paid		(119,993)	(74,857)
Payment for cross currency swaps’ (“CCS”) termination	17	—	(4,051)
Purchase of treasury shares or GasLog Partners’ common units		(23,782)	(2,996)
Payments for lease liability		(7,368)	(8,225)
Net cash provided by financing activities		123,805	282,738
Effects of exchange rate changes on cash and cash equivalents		(373)	(2,138)
Decrease in cash and cash equivalents		(159,012)	(90,277)
Cash and cash equivalents, beginning of the period		342,594	263,747
Cash and cash equivalents, end of the period		183,582	173,470

Non-cash investing and financing activities
Capital expenditures included in liabilities at the end of the period		15,705	18,251
Capital expenditures included in liabilities at the end of the period – Right-of-use assets		151	—
Equity raising costs included in liabilities at the end of the period		16	344
Loan issuance costs included in liabilities at the end of the period	17	93	1,606
Dividend declared included in liabilities at the end of the period		2,516	2,516
Liabilities related to leases at the end of the period		250	3

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-6

GasLog Ltd. and its Subsidiaries

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2019 and 2020

(Amounts expressed in thousands of U.S. Dollars, except share and per share data)

1. Organization and Operations

GasLog Ltd. (“GasLog”) was incorporated in Bermuda on July 16, 2003. GasLog and its subsidiaries (the “Group”) are primarily engaged in the ownership, operation and management of vessels in the liquefied natural gas (“LNG”) market, providing maritime services for the transportation of LNG on a worldwide basis and LNG vessel management services. The Group conducts its operations through its vessel-owning subsidiaries and through its vessel management services subsidiary. The Group’s operations are carried out from offices in Piraeus, London and Singapore. The registered office of GasLog is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. GasLog’s chairman, Peter G. Livanos, is GasLog’s largest shareholder through his ownership of Ceres Shipping Ltd. (“Ceres Shipping”), which controls Blenheim Holdings Ltd. As of September 30, 2020, entities controlled by members of the Livanos family, including GasLog’s chairman, are deemed to beneficially own approximately 41.3% of GasLog’s issued and outstanding common shares. As a result of his ownership of GasLog’s common shares, Mr. Livanos can effectively control the outcome of most matters on which GasLog’s shareholders are entitled to vote.

As of September 30, 2020, GasLog held a 35.3% ownership interest (including the 2% interest through general partner units) in GasLog Partners LP (“GasLog Partners” or the “Partnership”) and, as a result of its ownership of the general partner and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies. Consequently, GasLog Partners is consolidated in the Group’s financial statements.

The accompanying unaudited condensed consolidated financial statements include the financial statements of GasLog and its subsidiaries. All subsidiaries included in the unaudited condensed consolidated financial statements are 100% held (either directly or indirectly) by GasLog, except for GasLog Partners and its subsidiaries. In comparison to the Group’s structure for the year ended December 31, 2019, no new subsidiaries were established or acquired in the three and nine months ended September 30, 2020.

2. Basis of Presentation

These unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Certain information and footnote disclosures required by IFRS for a complete set of annual financial statements have been omitted, and, therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the Group’s annual consolidated financial statements as of and for the year ended December 31, 2019 filed with the SEC on March 6, 2020.

The critical accounting judgments and key sources of estimation uncertainty were disclosed in the Company’s annual consolidated financial statements for the year ended December 31, 2019 and remain unchanged.

The unaudited condensed consolidated financial statements are expressed in U.S. dollars (“USD”), which is the functional currency of all of the subsidiaries in the Group because their vessels operate in international shipping markets in which revenues and expenses are primarily settled in USD, and the Group’s most significant assets and liabilities are paid for and settled in USD.

The financial statements are prepared on the historical cost basis, except for the revaluation of derivative financial instruments. The same accounting policies and methods of computation have been followed in these unaudited condensed consolidated financial statements as were applied in the preparation of the Group’s financial statements for the year ended December 31, 2019.

On November 10, 2020, GasLog’s board of directors authorized the unaudited condensed consolidated financial statements for issuance.

As of September 30, 2020, GasLog’s current assets totaled $241,797, while current liabilities totaled $425,550, resulting in a negative working capital position of $183,753. Current liabilities include $52,270 of unearned revenue in relation to hires received in advance of September 30, 2020 (which represents a non-cash liability that will be recognized as revenue in October as the services are rendered). In considering going concern, management has reviewed the Company’s future cash requirements, covenant compliance and earnings projections, incorporating the negative impact of the COVID-19 pandemic on near-term market rates. Management monitors the Company’s liquidity position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including newbuilding and debt service commitments, and to monitor compliance with the financial covenants within its loan and bond facilities. Taking into account current and expected volatile commercial and financial market conditions, management anticipates that our primary sources of funds over the next twelve months will be available cash, cash from operations and existing borrowings, including the credit agreements entered into on July 16, 2020 and July 30, 2020, which refinanced in full the debt maturities due in 2021, as well as the sale and leaseback transaction we concluded in October 2020 that released incremental liquidity of $26,384. Management believes that these anticipated sources of funds will be sufficient for the Company to meet its liquidity needs and to comply with its banking covenants for at least twelve months from the end of the reporting period and therefore it is appropriate to prepare the financial statements on a going concern basis. Additionally, the Company may enter into new debt facilities in the future, as well as public and/or private equity or debt instruments, although there can be no assurance that the Company will be able to obtain additional debt or equity financing on terms acceptable to the Company, which will also depend on financial, commercial and other factors, as well as a significant recovery in capital market conditions and sustainable improvement of the LNG charter market, that are beyond the Company’s control. The Company’s long-term ability to repay its debts and maintain compliance with its debt covenants beyond the next twelve months without reliance on additional sources of finance is also dependent on a sustainable longer-term recovery in the LNG charter market from the market disruption observed in the first half of 2020 as a result of the COVID-19 outbreak.

The Company continues its constant review of the possible implications of the COVID-19 outbreak and the associated effects on the LNG

F-7

shipping market to allow current assessments of the impact of the virus to be incorporated into the latest full-year estimates in order to identify risks to future liquidity and covenant compliance and to enable management to pursue corrective actions, if required.

Adoption of new and revised IFRS

(a) Standards and interpretations adopted in the current period

At the date of authorization of these unaudited condensed consolidated financial statements, there were no IFRS standards and amendments adopted in the current period with a material effect on the Group’s financial statements.

(b) Standards and amendments in issue not yet adopted

In January 2020, the IASB issued a narrow-scope amendment to IAS 1 Presentation of Financial Statements, to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (for example, the receipt of a waiver or a breach of covenant). The amendment also defines the “settlement” of a liability as the extinguishment of a liability with cash, other economic resources or an entity’s own equity instruments. The amendment will be effective for annual periods beginning on or after January 1, 2022 and should be applied retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Earlier application is permitted. Management anticipates that this amendment will not have a material impact on the Group’s financial statements.

3. Investment in Associates

The movements in investment in associates are reported in the following table:

September 30, 2020
As of January 1, 2020	21,620
Share of profit of associates	1,576
Dividend declared	(1,275)
As of September 30, 2020	21,921

4. Tangible Fixed Assets and Vessels Under Construction

The movements in tangible fixed assets and vessels under construction are reported in the following table:

	Vessels	Office property and other tangible assets	Total tangible fixed assets	Vessels under construction
Cost
As of January 1, 2020	5,314,348	25,164	5,339,512	203,323
Additions	30,656	8,556	39,212	500,535
Transfer from vessels under construction	563,067	—	563,067	(563,067)
Disposals	—	(3,029)	(3,029)	—
Fully amortized dry-docking component	(18,362)	—	(18,362)	—
As of September 30, 2020	5,889,709	30,691	5,920,400	140,791

Accumulated depreciation
As of January 1, 2020	907,192	5,255	912,447	—
Depreciation expense	121,498	588	122,086	—
Impairment loss on vessels	22,454	—	22,454	—
Fully amortized dry-docking component	(18,362)	—	(18,362)	—
As of September 30, 2020	1,032,782	5,843	1,038,625	—

Net book value
As of December 31, 2019	4,407,156	19,909	4,427,065	203,323
As of September 30, 2020	4,856,927	24,848	4,881,775	140,791

Vessels with an aggregate carrying amount of $4,856,927 as of September 30, 2020 (December 31, 2019: $4,407,156) have been pledged as collateral under the terms of the Group’s loan agreements.

As of June 30, 2020, a number of negative indicators, such as the downward pressure on economic activity and energy demand, as well as the significant uncertainty regarding future near-term LNG demand and, therefore LNG shipping requirements due to the COVID-19 pandemic, combined with our reduced expectations for the estimated rates at which employment for the Company’s vessels (including the Partnership’s

F-8

vessels) could be secured over the near-term in the spot market, prompted the Company to perform an impairment assessment of its vessels in accordance with the Company’s accounting policy. The recoverable amounts (values in use) for four steam turbine propulsion (“Steam”) vessels, i.e. the Methane Lydon Volney (owned by GasLog), as well as the Methane Rita Andrea, the Methane Shirley Elisabeth and the Methane Heather Sally (owned by the Partnership) were lower than the respective carrying amounts of these vessels and, consequently, an aggregate impairment loss of $22,454 was recognized in profit or loss in the six months ended June 30, 2020.

As of June 30, 2020, the most sensitive and/or subjective assumptions that had the potential to affect the outcome of the impairment assessment for the Steam vessels are the projected charter hire rate used to forecast future cash flows for non-contracted revenue days (the “re-chartering rate”) and the discount rate used. The average re-chartering rate over the remaining useful life of the vessels used in our impairment exercise for the Steam vessels was $39 per day. Increasing/decreasing the average re-chartering rate used by $5 per day would have resulted in an aggregate decrease/increase in the impairment charge of $126,909/($120,247). The discount rate used for the Steam vessels was 5.8% as of June 30, 2020. Increasing/decreasing the discount rate by 0.5% would have increased/(decreased) the impairment loss by $26,340/($14,949), respectively.

As of September 30, 2020, the Company concluded that there were no events or circumstances triggering the existence of potential impairment or reversal of impairment of its vessels.

On October 11, 2016, GasLog LNG Services Ltd. entered into an arrangement whereby it would have access to all long lead items (“LLIs”) necessary for the conversion of a GasLog LNG carrier vessel into Floating Storage and Regasification Units (“FSRU”) whereby such conversion work would be undertaken by Keppel Shipyard Limited (“Keppel”). GasLog was only obligated to pay for such LLIs if utilized for a GasLog vessel conversion or, if the LLIs had not been utilized in a GasLog vessel conversion within three years from November 2016, the items might be put to GasLog at 85% of the original cost, or GasLog might call for the purchase of such LLIs at 115% of the original cost. On February 7, 2020, GasLog paid $17,625 for the acquisition of such LLIs, following the expiration of the arrangement.

Related to the acquisition of six vessels from a subsidiary of Methane Services Limited (“MSL”) in 2014 and another two vessels in 2015, the Group was committed to purchase depot spares from MSL with an aggregate initial value of $8,000 of which depot spares with value of $660 had already been purchased and paid while the remaining were acquired and paid on June 2, 2020.

In June 2020, GasLog LNG Services Ltd. agreed to sell a low-pressure turbine which was included in Office property and other tangible assets to Egypt LNG Shipping Ltd. to be installed on the Methane Nile Eagle at a price of $2,457. The disposal resulted in a loss of $572.

Vessels under construction

GasLog has the following newbuildings on order at Samsung Heavy Industries Co., Ltd. (“Samsung”):

LNG Carrier	Date of agreement	Estimated delivery	Cargo Capacity cubic meters(“cbm”)
GasLog Georgetown	August 2018	Q4 2020	174,000
Hull No. 2301	August 2018	Q1 2021	174,000
Hull No. 2311	December 2018	Q2 2021	180,000
Hull No. 2312	December 2018	Q3 2021	180,000

Vessels under construction represent scheduled advance payments to the shipyards as well as certain capitalized expenditures. As of September 30, 2020, the Group has paid to the shipyard $135,764 for the vessels that are under construction and expects to pay the remaining installments as they come due upon each vessel’s keel laying, launching and delivery (Note 14).

The vessels under construction costs as of December 31, 2019 and September 30, 2020 are as follows:

	December 31, 2019	September 30, 2020
Progress shipyard installments	197,637	136,427
Onsite supervision costs	3,879	2,621
Critical spare parts, equipment and other vessel delivery expenses	1,807	1,743
Total	203,323	140,791

5. Leases

The movements in right-of-use assets are reported in the following table:

Right-of-Use Assets	Vessels	Vessel Equipment	Properties	Other	Total
As of January 1, 2020	200,032	1,857	4,550	56	206,495
Additions	5,642	578	516	59	6,795
Depreciation expense	(6,052)	(914)	(1,160)	(38)	(8,164)
As of September 30, 2020	199,622	1,521	3,906	77	205,126

F-9

An analysis of the lease liabilities is as follows:

Lease Liabilities
As of January 1, 2020	204,930
Additions	1,153
Lease charge (Note 16)	7,597
Payments	(15,589)
As of September 30, 2020	198,091
Lease liability, current portion	9,732
Lease liability, non-current portion	188,359
Total	198,091

6. Other Non-Current Assets

Other non-current assets consist of the following:

	December 31, 2019	September 30, 2020
Various guarantees	388	278
Other long-term assets	1,613	5,421
Cash collaterals on swaps	22,220	18,954
Total	24,221	24,653

Cash collaterals on swaps represent cash deposited for the Group’s interest rate swaps, being the difference between their fair value and an agreed threshold. An amount of $29,371 of cash collaterals has been included in Prepayments and other current assets (December 31, 2019: nil).

7. Borrowings

An analysis of the borrowings is as follows:

	December 31, 2019	September 30, 2020
Amounts due within one year	268,090	233,434
Less: unamortized deferred loan/bond issuance costs	(12,668)	(11,764)
Borrowings, current portion	255,422	221,670
Amounts due after one year	2,930,221	3,302,399
Less: unamortized premium	1,457	962
Less: unamortized deferred loan/bond issuance costs	(39,705)	(52,777)
Borrowings, non-current portion	2,891,973	3,250,584
Total	3,147,395	3,472,254

Bank Loans

The main terms of the Group’s loan facilities in existence as of December 31, 2019 have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2019. Refer to Note 13 “Borrowings”.

On July 16, 2020, GasLog Partners entered into a credit agreement of $260,331 (the “GasLog Partners LP $260M Facility”) with BNP Paribas, Credit Suisse AG and Alpha Bank S.A., each an original lender, with BNP Paribas acting as security agent and trustee for and on behalf of the other finance parties mentioned above, in order to refinance the existing indebtedness due in 2021 on three of its vessels. The facility will amortize over ten equal semi-annual installments of $8,597 beginning in January 2021, with a final balloon amount of $174,361 payable concurrently with the last installment in July 2025. Interest on the facility will be payable at a rate of USD London Interbank Offered Rate (“LIBOR”) plus a margin. An amount of $260,331 was drawn on July 21, 2020, out of which $258,532 was used to refinance the outstanding indebtedness of GAS-twenty Ltd., GAS-seven Ltd. and GAS-eight Ltd., the respective entities owning the Methane Shirley Elisabeth, the GasLog Seattle and the Solaris. The existing loan facilities of the specified vessels were terminated and the respective unamortized loan fees of $1,154 were written off to profit or loss.

In addition, on July 16, 2020, GasLog Partners entered into a credit agreement of $193,713 (the “GasLog Partners LP $193M Facility”) with DNB Bank ASA, London Branch, and ING Bank N.V., London Branch, each an original lender, with DNB Bank ASA, London Branch acting as security agent and trustee for and on behalf of the other finance party mentioned above, in order to refinance the existing indebtedness due in 2021 on three of its vessels. The facility will amortize over ten equal semi-annual installments of $8,599 beginning in January 2021, with a final balloon amount of $107,723 payable concurrently with the last installment in July 2025. Interest on the facility will be payable at a rate of USD LIBOR plus a margin. An amount of $193,713 was drawn down on July 21, 2020, out of which $174,867 was used to refinance the outstanding indebtedness of GAS-nineteen Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd., the respective entities owning the Methane Alison Victoria, the Methane Heather Sally and the Methane Becki Anne. The existing loan facilities of the specified vessels were terminated and the respective unamortized loan fees of $764 were written off to profit or loss.

Furthermore, on July 16, 2020 GAS-one Ltd., GAS-two Ltd., GAS-six Ltd., GAS-nine Ltd., GAS-ten Ltd., and GAS-eighteen Ltd. entered into a credit agreement of $576,888 (the “GasLog Ltd. $576M Facility”) with ABN AMRO Bank N.V., Citigroup Global Markets Limited and

F-10

Nordea Bank ABP, Filial I Norge acting as global co-ordinators and bookrunners, while HSBC Bank plc acting as mandated lead arranger; Credit Agricole Corporate and Investment Bank acting as lead arranger and Unicredit Bank AG and National Bank of Australia Limited acting as arrangers, each of those being an original lender. The credit agreement was entered to refinance the existing indebtedness due in 2021 of six of the Group’s vessels. ABN AMRO Bank N.V. was appointed by the other finance parties in this syndicate as security agent and trustee. The facility comprises of a $494,475 Term Loan Facility which will amortize over 18 equal quarterly installments of $9,349 beginning in April 2021 (following an initial repayment in January 2021 in the amount of $18,698), with a final balloon amount of $307,495 payable concurrently with the last installment in June 2025 and a $82,413 revolving loan facility which also matures in June 2025. Interest on the facility will be payable at a rate of USD LIBOR plus a margin. An amount of $576,888 was drawn on July 21, 2020, out of which $557,026 was used to refinance the outstanding indebtedness of GAS-one Ltd., GAS-two Ltd., GAS-six Ltd., GAS-nine Ltd., GAS-ten Ltd., and GAS-eighteen Ltd., the respective entities owning the GasLog Savannah, the GasLog Singapore, the GasLog Skagen, the GasLog Saratoga, the GasLog Salem and the Methane Lydon Volney. The balance of the proceeds will be used for general corporate and working capital purposes. The existing loan facilities of the specified vessels were terminated and the respective unamortized loan fees of $2,472 were written off to profit or loss.

Finally, on July 30, 2020, GasLog entered into a credit agreement of $96,815 (the “GasLog Ltd. $96M Facility”) with National Bank of Greece S.A. for the refinancing of GAS-fifteen Ltd., the entity owning the GasLog Chelsea. National Bank of Greece S.A. is acting as the sole original lender. An amount of $96,815 was drawn on July 31, 2020, out of which $92,153 was used to refinance the outstanding indebtedness of the GasLog Chelsea. The balance of the proceeds will be used for general corporate and working capital purposes. The facility will amortize over 20 equal quarterly installments of $1,891 beginning in October 2020, with a final balloon amount of $58,995 payable concurrently with the last instalment in July 2025. The existing loan facility of the specified vessel was terminated and the respective unamortized loan fees of $384 were written off to profit or loss.

The obligations under the aforementioned facilities are secured by a first priority mortgage over the vessels, a pledge of the share capital of the respective vessel owning companies and a first priority assignment of earnings related to the vessels, including charter revenue, management revenue and any insurance and requisition compensation. Obligations under the GasLog Ltd. $576M Facility and the GasLog Ltd. $96M Facility are guaranteed by GasLog and GasLog Carriers Ltd.; obligations under the GasLog Partners LP $260M Facility and the GasLog Partners LP $193M Facility are guaranteed by the Partnership and the GasLog Partners Holdings LLC. The facilities include customary respective covenants, and among other restrictions the facilities include a fair market value covenant pursuant to which the majority lenders may request additional security under the facilities if the aggregate fair market value of the collateral vessels (without taking into account any charter arrangements) were to fall below 120% of the aggregate outstanding principal balance (with respect to the GasLog Partners LP $193M Facility below 130% of the aggregate outstanding principal balance plus any hedging exposure). In addition, under the facilities, the respective vessel-owning entities are also required to maintain at all times minimum liquidity of $1,500 per entity ($5,500 for GAS-twenty Ltd.) and are in compliance as of September 30, 2020.

The GasLog Partners LP $260M Facility and the GasLog Partners LP $193M Facility are subject to specified covenants that apply to GasLog Partners on a consolidated basis. These financial covenants include the following:

-	the aggregate amount of cash and cash equivalents, short-term investments and available undrawn facilities with remaining maturities of at least six months (excluding loans from affiliates) must be at least $45,000;
-	total indebtedness divided by total assets must be less than 65.0%;
-	the Partnership is permitted to declare or pay any distributions, subject to no event of default having occurred or occurring as a consequence of the payment of such distributions.

The GasLog Ltd. $576M Facility and the GasLog Ltd. $96M Facility are subject to specified covenants that apply to GasLog on a consolidated basis. These financial covenants include the following:

-	net working capital (excluding the current portion of long-term debt) must be not less than $0;
-	total indebtedness divided by total assets must not exceed 75.0%;
-	the ratio of EBITDA over debt service obligations (including interest and debt repayments) on a trailing twelve-month basis must be not less than 1.10:1 provided that all unencumbered cash and cash equivalents are not less than $110,000;
-	the aggregate amount of all unencumbered cash and cash equivalents must be not less than $75,000;
-	GasLog is permitted to pay dividends, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends; and
-	the market value adjusted net worth of GasLog must at all times be not less than $350,000.

During the nine months ended September 30, 2020, the Group drew down $100,000 under the revolving credit facility of the credit agreement of up to $1,050,000 entered into on July 19, 2016 (the “Legacy Facility Refinancing”) and $152,525, $149,386 and $149,281 under the facility signed on December 12, 2019 with 13 international banks to provide debt funding for its current newbuilding program (the “Newbuilding Facility”) to partially finance the delivery of the GasLog Windsor, the GasLog Wales and the GasLog Westminster, respectively. In addition, the Group repaid $192,779 in accordance with the repayment terms under its loan facilities.

The carrying amount of the Group’s bank debt recognized in the unaudited condensed consolidated financial statements approximates its fair value after adjusting for the unamortized loan/bond issuance costs.

Bonds

The main terms of the Group’s bonds have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2019. Refer to Note 13 “Borrowings”.

F-11

On January 13, 2020 GasLog completed the exchange of $10,000 for the partial exchange of the outstanding 8.875% Senior Notes and, on January 31, 2020, GasLog repurchased and cancelled Norwegian Kroner (“NOK”) 434,000 of the outstanding NOK 2021 Bonds at a price of 104.0% par value resulting in a loss of $1,937.

The carrying amount under the NOK bond maturing in 2024 (the “NOK 2024 Bond”), net of unamortized financing costs, as of September 30, 2020 is $93,875 (carrying amount under the NOK 2021 Bonds and the NOK 2024 Bonds as of December 31, 2019: $149,433) while their fair value is $88,361 based on a USD/NOK exchange rate of 0.1059 as of September 30, 2020 (December 31, 2019: $157,383, based on a USD/NOK exchange rate of 0.1134).

The carrying amount under the 8.875% senior unsecured notes due in 2022, net of unamortized financing costs and premium as of September 30, 2020 is $313,553 (December 31, 2019: $322,938).

The Group was in compliance with its financial covenants as of September 30, 2020.

8. Related Party Transactions

The Group has the following balances with related parties which have been included in the unaudited condensed consolidated statements of financial position:

Current Assets

Dividends receivable and other amounts due from related parties

	December 31, 2019	September 30, 2020
Dividends receivable from associate	450	400
Other receivables	123	17
Total	573	417

Current Liabilities

Amounts due to related parties

	December 31, 2019	September 30, 2020
Ship management creditors	328	73
Amounts due to related parties	200	180

Ship management creditors’ liability comprises cash collected from Egypt LNG Shipping Ltd. to cover the obligations of its vessel under the Group’s management.

Amounts due to related parties of $180 as of September 30, 2020 (December 31, 2019: $200) are expenses paid by a related party on behalf of the Group and payables to other related parties for the office lease and other operating expenses.

9. Revenues from Contracts with Customers

The Group has recognized the following amounts relating to revenues:

	For the three months ended		For the nine months ended
	September 30, 2019	September 30, 2020	September 30, 2019	September 30, 2020
Revenues from fixed rate time charters	144,002	136,786	418,994	409,933
Revenues from variable rate time charters	21,056	19,741	21,567	70,960
Revenues from The Cool Pool Limited (GasLog vessels)	335	—	45,253	—
Revenues from vessel management services	193	202	570	594
Total	165,586	156,729	486,384	481,487

Revenues from The Cool Pool Limited relate only to the pool revenues received from GasLog’s vessels operating in an LNG carrier pooling arrangement operated by GasLog, and Golar LNG Ltd. (the “Cool Pool’) and do not include the Net pool allocation to GasLog of ($184) and ($4,264) for the three and nine months ended September 30, 2019, respectively which is recorded as a separate line item in the Profit or Loss Statement.

Following the exit from the Cool Pool, management allocates revenues from time charters to two categories: (a) variable rate charters and (b) fixed rate charters. The variable rate charter category contains vessels operating in the LNG carrier spot and short-term market or those which have a variable rate of hire across the charter period.

F-12

10. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	For the three months ended		For the nine months ended
	September 30, 2019	September 30, 2020	September 30, 2019	September 30, 2020
Employee costs	5,621	8,057	16,043	19,766
Share-based compensation	1,129	1,991	3,450	4,857
Other expenses	4,574	4,629	13,380	10,829
Total	11,324	14,677	32,873	35,452

General and administrative expenses include restructuring costs comprising of termination benefits, accelerated amortization for stock plan and restructuring obligation, of $3,147 and $5,107 for the three and nine months ended September 30, 2020 pursuant to management’s decision to relocate more of its employees including several members of senior management to the Piraeus, Greece office and to close the Stamford, Connecticut office.

11. Vessel Operating and Supervision Costs

An analysis of vessels operating and supervision costs is as follows:

	For the three months ended		For the nine months ended
	September 30, 2019	September 30, 2020	September 30, 2019	September 30, 2020
Crew wages and vessel management employee costs	20,212	23,097	59,556	64,033
Technical maintenance expenses	8,303	10,432	25,428	27,736
Other vessel operating expenses	5,281	5,632	15,140	15,049
Total	33,796	39,161	100,124	106,818

12. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	December 31, 2019	September 30, 2020
Unearned revenue	48,183	52,270
Accrued off-hire	6,968	7,205
Accrued purchases	9,759	13,367
Accrued interest	36,746	21,737
Other accruals	34,586	35,193
Total	136,242	129,772

13. Share Capital and Preference Shares

GasLog’s authorized share capital consists of 500,000,000 shares with a par value of $0.01 per share.

On June 29, 2020, GasLog issued 14,400,000 common shares at a price of $2.50 per share for total gross proceeds of $36,000 through a private placement of unregistered common shares.

As of September 30, 2020, the share capital consisted of 95,169,981 issued and outstanding common shares, par value $0.01 per share, 223,145 treasury shares issued and held by GasLog and 4,600,000 preference shares issued and outstanding. The treasury shares were acquired by GasLog in relation to the share-based compensation (Note 18).

Dividend distributions

GasLog’s dividend distributions for the period ending September 30, 2020 are presented in the following table:

Declaration date	Type of shares	Dividend per share	Payment date	Amount paid
February 5, 2020	Common	$0.15	March 12, 2020	12,082
March 12, 2020	Preference	$0.546875	April 1, 2020	2,516
May 6, 2020	Common	$0.05	May 28, 2020	4,035
May 14, 2020	Preference	$0.546875	July 1, 2020	2,516
August 4, 2020	Common	$0.05	August 27, 2020	4,758
September 16, 2020	Preference	$0.546875	October 1, 2020	2,516
Total				28,423

F-13

14. Commitments and Contingencies

(a) Commitments relating to the vessels under construction (Note 4) as of September 30, 2020 payable to Samsung were as follows:

September 30, 2020
Period
Not later than one year	641,030
Total	641,030

(b) Future gross minimum revenues receivable in relation to non-cancellable time charter agreements for vessels in operation, including a vessel under a lease (Note 5), as of September 30, 2020 are as follows (30 off-hire days are assumed when each vessel will undergo scheduled dry-docking; in addition, early delivery of the vessels by the charterers or any exercise of the charterers’ options to extend the terms of the charters are not accounted for):

September 30, 2020
Period
Not later than one year	406,697
Later than one year and not later than two years	356,265
Later than two years and not later than three years	342,684
Later than three years and not later than four years	282,391
Later than four years and not later than five years	264,696
More than five years	620,570
Total	2,273,303

Future gross minimum lease payments disclosed in the above table excludes the lease payments of the vessels that are under construction.

(c)	In September 2017 (and in addition to the seven existing maintenance agreements signed in 2015 in relation to GasLog vessels), GasLog LNG Services Ltd. entered into further maintenance agreements with Wartsila Greece S.A. (“Wartsila”) in respect of eight additional GasLog LNG carriers. In July 2018, GasLog LNG Services Ltd. renewed the maintenance agreements signed in 2015 with Wartsila. The agreements ensure dynamic maintenance planning, technical support, security of spare parts supply, specialist technical personnel and performance monitoring.

(d)	In March 2019, GasLog LNG Services entered into an agreement with Samsung in respect of nineteen of GasLog’s vessels. The agreement covers the supply of ballast water management systems on board the vessels by Samsung and associated field, commissioning and engineering services for a firm period of six years. As of September 30, 2020, ballast water management systems had been installed on nine out of the nineteen vessels.

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Group’s vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the unaudited condensed consolidated financial statements.

15. Derivative Financial Instruments

The fair value of the derivative assets is as follows:

	December 31, 2019	September 30, 2020
Derivative assets carried at fair value through profit or loss (FVTPL)
Interest rate swaps	18	—
Forward foreign exchange contracts	389	383
Derivative assets designated and effective as hedging instruments carried at fair value
Cross-currency swaps	3,594	—
Total	4,001	383
Derivative financial instruments, current assets	429	383
Derivative financial instruments, non-current assets	3,572	—
Total	4,001	383

The fair value of the derivative liabilities is as follows:

	December 31, 2019	September 30, 2020
Derivative liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	49,891	129,150
Forward foreign exchange contracts	41	5
Derivative liabilities designated and effective as hedging instruments carried at fair value
Cross currency swaps	—	4,917
Total	49,932	134,072
Derivative financial instruments, current liability	8,095	36,803
Derivative financial instruments, non-current liability	41,837	97,269
Total	49,932	134,072

F-14

Interest rate swap agreements

The Group enters into interest rate swap agreements which convert the floating interest rate exposure into a fixed interest rate in order to hedge a portion of the Group’s exposure to fluctuations in prevailing market interest rates. Under the interest rate swaps, the bank counterparty effects quarterly floating-rate payments to the Group for the notional amount based on the USD LIBOR, and the Group effects quarterly payments to the bank on the notional amounts at the respective fixed rates.

Interest rate swaps held for trading

The principal terms of the Group’s interest rate swaps held for trading in existence as of December 31, 2019 have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2019. Refer to Note 26 “Derivative Financial Instruments”.

In February 2017, the Group entered into an interest rate swap with HSBC Bank plc (“HSBC”) with a notional value of $100,000. The fixed interest rate was agreed at 2.005% until May 2020 and was increased at 2.17% from May 2020 to February 2022.

In May 2020, the Group terminated an interest rate swap with Nordea Bank Finland (“Nordea”) originally maturing in July 2024 and replaced it with a new swap with ING Bank N.V. of the same notional amount of $100,000 and the same maturity date of July 2024 with an effective date of July 2020. The impact of these parallel transactions for the Group was a loss of $41.

In July 2020, the Group terminated an interest rate swap with DNB Bank ASA, London Branch (“DNB”) originally maturing in July 2024 and replaced it with two new interest rate swap agreements entered by GAS-twenty seven Ltd. with DNB and ING Bank N.V., London Branch (“ING”) of the same total notional amount of $73,333 and the same maturity date of July 2024 with an effective date of July 2020 and with no impact on the Group. In addition, the Group terminated an interest rate swap with DNB originally maturing in April 2025 and replaced it with two new interest rate swap agreements entered by GAS-twenty seven Ltd. with DNB and ING of the same total notional amount of $60,000 and the same maturity date of April 2025 with an effective date of July 2020 and with no impact on the Group.

In September 2020, GAS-fifteen Ltd. entered into a new interest rate swap agreement with a notional amount of $96,815 maturing in July 2025 with National Bank of Greece (“NBG”), the bank which was registered as hedging provider under the relevant facility entered into in August 2020 (Note 7), with GAS-fifteen Ltd. receiving an amount of $4,795.

The Group’s derivative instruments were not designated as cash flow hedging instruments. The change in the fair value of the interest rate swaps held for trading the three and nine months ended September 30, 2020 amounted to a net gain of $550 and a net loss of $79,277, respectively (for the three and nine months ended September 30, 2019: a net loss of $15,739 and a net loss of $68,444, respectively), which was recognized against profit or loss in the period incurred and is included in Gain/(loss) on derivatives. During the three and nine months ended September 30, 2020, the net gain of $550 and the net loss of $79,277, respectively derived from changes in the LIBOR curve as well as modifications of the Group’s interest swap portfolio that includes interest rate swap agreements with maturities out to 2028.

Cross currency swap agreements

The principal terms of the Group’s CCSs designated as cash flow hedging instruments in existence as of December 31, 2019 have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2019. Refer to Note 26 “Derivative Financial Instruments”. During the nine months ended September 30, 2020, the Group did not enter into any CCS designated as cash flow hedging instruments.

For the three and nine months ended September 30, 2020, the effective portion of changes in the fair value of CCSs amounting to a gain of $2,854 and a loss of $8,928, respectively, has been recognized in Other comprehensive income (for the three and nine months ended September 30, 2019: a loss of $6,460 and a loss of $7,376, respectively). For the three and nine months ended September 30, 2020, a loss of $108 and $563, respectively, was recycled to profit or loss representing the realized loss on CCSs in relation to the interest expenses component of the hedge (for the three and nine months ended September 30, 2019: a loss of $154 and $463, respectively). Additionally, for the three and nine months ended September 30, 2020, a loss of $2,272 and a gain of $6,826, respectively, was recognized in Other comprehensive income in relation to the retranslation of the NOK Bonds in U.S. dollars as of September 30, 2020 (for the three and nine months ended September 30, 2019: a gain of $5,473 and $3,616, respectively).

Forward foreign exchange contracts

The Group uses forward foreign exchange contracts to mitigate foreign exchange transaction exposures in British Pounds Sterling (“GBP”), Euros (“EUR”), Singapore dollars (“SGD”) and Japanese Yen (“JPY”). Under these forward foreign exchange contracts, the bank counterparty will effect fixed payments in GBP or EUR or SGD or JPY to the Group and the Group will effect fixed payments in USD to the bank counterparty on the respective settlement dates. All forward foreign exchange contracts are considered by management to be part of economic hedge arrangements but have not been formally designated as such.

The principal terms of the forward foreign exchange contracts held for trading in existence as of December 31, 2019 have been disclosed in the annual audited consolidation financial statements for the year ended December 31, 2019. Refer to Note 26 “Derivative Financial Instruments”. In February 2020, the Group entered into three new forward foreign exchange contracts with Citibank for a total exchange amount of S$3,000. The contracts had fixed exchange rates ranging from 1.3861 to 1.3867 and settlement dates ranging from July to September 2020 and have all expired.

F-15

Apart from the abovementioned contracts the Group did not enter into any other forward foreign exchange contracts, while 46 contracts expired with staggered maturities from January to September 2020.

The Group’s derivative instruments were not designated as cash flow hedging instruments as of September 30, 2020. The change in the fair value of these contracts for the three and nine months ended September 30, 2020 amounted to a net gain of $634 and a net gain of $30, respectively (for the three and nine months ended September 30, 2019: a net loss of $158 and a net gain of $616, respectively), which was recognized against profit or loss in the period incurred and is included in Loss on derivatives.

16. Financial Costs and Loss on Derivatives

An analysis of financial costs and loss on derivatives is as follows:

	For the three months ended		For the nine months ended
	September 30, 2019	September 30, 2020	September 30, 2019	September 30, 2020
Amortization and write-off of deferred loan/bond issuance costs/premium	3,265	8,315	10,650	15,829
Interest expense on loans	30,833	21,248	93,807	73,221
Interest expense on bonds and realized loss on CCS	9,190	8,745	24,929	27,085
Lease charge	2,636	2,522	7,900	7,597
Loss arising on bond repurchase	—	—	—	1,937
Other financial costs, net	537	273	1,579	432
Total financial costs	46,461	41,103	138,865	126,101

Unrealized loss/(gain) on derivative financial instruments held for trading (Note 15)	15,897	(5,980)	67,828	74,492
Realized (gain)/loss on interest rate swaps held for trading	(446)	8,332	(3,407)	11,932
Realized loss/(gain) on forward foreign exchange contracts held for trading	1,443	(621)	3,565	116
Ineffective portion of cash flow hedges	(136)	364	(185)	146
Total loss on derivatives	16,758	2,095	67,801	86,686

17. Cash Flow Reconciliations

The reconciliation of the Group’s non-cash financing activities for the periods ended September 30, 2019 and September 30, 2020 are presented in the tables below:

A reconciliation of borrowings arising from financing activities is as follows:

	Opening balance	Cash flows	Other comprehensive income	Non-cash items	Deferred financing costs, assets	Total
Borrowings outstanding as of January 1, 2019	2,828,459	—	—	—	—	2,828,459
Proceeds from bank loans and bonds	—	807,180	—	—	—	807,180
Bank loan repayments	—	(519,379)	—	—	—	(519,379)
Additions in deferred loan fees	—	(11,269)	—	314	(4,550)	(15,505)
Amortization and write-off of deferred loan/bond issuance costs/premium	—	—	—	10,650	—	10,650
Retranslation of the 2021 NOK Bonds in USD	—	—	(3,616)	—	—	(3,616)
Borrowings outstanding as of September 30, 2019	2,828,459	276,532	(3,616)	10,964	(4,550)	3,107,789

	Opening balance	Cash flows	Other comprehensive income	Non-cash items	Deferred financing costs, assets	Total
Borrowings outstanding as of January 1, 2020	3,147,395	—	—	—	—	3,147,395
Proceeds from bank loans and bonds	—	1,678,938	—	—	—	1,678,938
Bank loan and bond repayments	—	(1,318,416)	—	(8,063)	—	(1,326,479)
Payment for bond repurchase at premium	—	(1,937)	—	—	—	(1,937)
Additions in deferred loan fees	—	(25,657)	—	(289)	(2,546)	(28,492)
Amortization of deferred loan/bond issuance costs/premium	—	—	—	15,829	—	15,829
Retranslation of the 2024 NOK Bonds in USD	—	—	(6,826)	(6,174)	—	(13,000)
Borrowings outstanding as of September 30, 2020	3,147,395	332,928	(6,826)	1,303	(2,546)	3,472,254

F-16

A reconciliation of derivatives arising from financing activities is as follows:

	Opening balance	Other comprehensive income	Non-cash items	Total
Net derivative assets as of January 1, 2019	3,096	—	—	3,096
Unrealized loss on derivative financial instruments held for trading (Note 16)	—	—	(67,828)	(67,828)
Ineffective portion of cash flow hedges (Note 16)	—	—	185	185
Effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments	—	(6,913)	—	(6,913)
Net derivative assets/(liabilities) as of September 30, 2019	3,096	(6,913)	(67,643)	(71,460)

	Opening balance	Cash flows	Other comprehensive loss	Non-cash items	Total
Net derivative liabilities as of January 1, 2020	(45,931)	—	—	—	(45,931)
Unrealized loss on derivative financial instruments held for trading (Note 16)	—	—	—	(74,492)	(74,492)
Ineffective portion of cash flow hedges (Note 16)	—	—	—	(146)	(146)
Payment for interest rate swaps termination	—	26,867	—	—	26,867
Proceeds from entering into interest rate swaps	—	(31,622)	—	—	(31,622)
Payment for CCS termination	—	4,051	—	(4,051)	—
Effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments	—	—	(8,365)	—	(8,365)
Net derivative liabilities as of September 30, 2020	(45,931)	(704)	(8,365)	(78,689)	(133,689)

18. Share-Based Compensation

The terms of the 2013 Omnibus Incentive Compensation Plan (the “Plan”) and the assumptions for the valuation of Restricted Stock Units (“RSUs”) and Stock Appreciation Rights or Stock Options (collectively the “SARs”) and the terms of the GasLog Partners’ 2015 Long-Term Incentive Plan (the “GasLog Partners’ Plan”) and the assumptions for the valuation of Restricted Common Units (“RCUs”) and Performance Common Units (“PCUs”) have been disclosed in Note 22 “Share-Based Compensation” in the annual audited consolidated financial statements for the year ended December 31, 2019.

On April 1, 2020, GasLog granted to executives, managers and certain employees of the Group 496,742 RSUs and 496,742 Performance Stock Units (“PSUs”) in accordance with the Plan. The RSUs will vest incrementally with one third of the RSUs vesting on each of April 1, 2021, 2022 and 2023 and the PSUs will vest on April 1, 2023. Vesting of the PSUs is also subject to the achievement of certain performance targets in relation to the total shareholder return (“TSR”) achieved by the Company during the performance period weighted at 50%, the operating expenses reduction (“Opex reduction”) weighted at 25% and the general and administrative expense reduction (“G&A reduction”) weighted at 25%. Specifically, TSR is benchmarked against the TSR of a selected group of peer companies. TSR above the 75th percentile of the peer group results in 100% of the award vesting; TSR between the 25th and 75th percentile of the peer group results in the achieved percentile of award vesting and TSR below the 25th percentile of the peer group results in none of the award vesting. In addition, achieving more than 100%, 95%-100%, 90%-94% and 85%-89% of the three-year target Opex reduction results in 100% plus 1 point for each point in excess of target, 100%, 75% and 50% of award vesting, respectively while achieving less than 85% of target cost reduction results in none of the award vesting. Finally, achieving more than 100%, 95%-100%, 90%-94% and 85%-89% of the target G&A reduction results in 100% plus 1 point for each point in excess of target, 100%, 75% and 50% of award vesting, respectively while achieving less than 85% of target cost reduction, results in none of the award vesting. The compensation cost for the PSUs is recognized on an accelerated basis as though each separately vesting portion of PSUs is a separate award. The holders are entitled to cash distributions that will be accrued and settled on vesting.

In accordance with the terms of the Plan, there are only service condition requirements. The awards will be settled in cash or in shares at the sole discretion of the compensation committee of the board of directors. These awards have been treated as equity settled because the Group has no present obligation to settle in cash.

F-17

Fair value

The fair value of the RSUs and PSUs was determined by using the grant date closing price of $3.51 per common unit and was not further adjusted since the holders are entitled to dividends.

On April 1, 2020, GasLog Partners granted to its executives 233,688 RCUs and 233,688 PCUs in accordance with the GasLog Partners’ Plan. The RCUs and PCUs will vest on April 1, 2023. The holders are entitled to cash distributions that will be accrued and settled on vesting.

In accordance with the terms of the GasLog Partners’ Plan, the awards will be settled in cash or in common units at the sole discretion of the board of directors or such committee as may be designated by the board to administer the GasLog Partners’ Plan. These awards have been treated as equity settled because the Partnership has no present obligation to settle them in cash.

Fair value

The fair value of the RCUs and PCUs in accordance with the GasLog Partners’ Plan was determined by using the grant date closing price of $2.02 per common unit and was not further adjusted since the holders are entitled to cash distributions.

The total expense recognized in respect of share-based compensation for the three and nine months ended September 30, 2020 was $1,991 and $4,983 (for the three and nine months ended September 30, 2019: $1,141 and $3,728). The total accrued cash distribution as of September 30, 2020 is $763 (December 31, 2019: $1,176).

19. Earnings/(losses) per Share (“EPS”)

Basic earnings/(losses) per share was calculated by dividing the net profit/(loss) for the period attributable to the owners of the common shares by the weighted average number of common shares issued and outstanding during the period.

Diluted earnings per share is calculated by dividing the profit for the period attributable to the owners of the Group by the weighted average number of all potential ordinary shares assumed to have been converted into common shares, unless such potential ordinary shares have an antidilutive effect.

The following reflects the earnings/(losses) and share data used in the basic and diluted earnings per share computations:

	For the three months ended
	September 30, 2019	September 30, 2020
Basic and diluted loss per share
Loss for the period attributable to owners of the Group	(13,545)	(354)
Plus:
Dividend on preference shares	(2,516)	(2,516)
Loss for the period attributable to owners of the Group	(16,061)	(2,870)
Weighted average number of shares outstanding, basic and diluted	80,861,350	95,157,140
Basic and diluted loss per share	(0.20)	(0.03)

	For the nine months ended
	September 30, 2019	September 30, 2020
Basic and diluted loss per share
Loss for the period attributable to owners of the Group	(50,490)	(73,181)
Plus:
Dividend on preference shares	(7,547)	(7,547)
Loss for the period attributable to owners of the Group	(58,037)	(80,728)
Weighted average number of shares outstanding, basic and diluted	80,844,836	85,605,475
Basic and diluted loss per share	(0.72)	(0.94)

The Group excluded the dilutive effect of 2,611,762 Stock Appreciation Rights or Stock Options (collectively the “SARs”), 661,982 Restricted Stock Units (“RSUs”) and 496,742 Performance Stock Units (“PSUs”) (September 30, 2019: 2,667,830 SARs 374,274 RSUs and nil PSUs) in calculating diluted EPS for the three and nine months ended September 30, 2020, as they were anti-dilutive.

20. Subsequent Events

On October 21, 2020, GasLog refinanced through a sale-and-leaseback transaction the GasLog Hong Kong, a 174,000 cbm LNG carrier with dual fuel medium speed propulsion (“X-DF”) propulsion built in 2018. GasLog sold the vessel to an indirectly owned subsidiary of CMB Financial Leasing Co. Ltd., raising $163,406 and leased it back under a bareboat charter for a period of twelve years. The amount drawn was used to refinance the outstanding indebtedness of GAS-twenty five Ltd., in the amount of $137,022. Interest on the outstanding capital of the bareboat charter will be payable at a rate of USD LIBOR plus a margin.

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On November 9, 2020, the board of directors declared a quarterly cash dividend of $0.05 per common share payable on November 30, 2020 to shareholders of record as of November 20, 2020.

F-19